HellerEhrman

06015735

February 14, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

BEST AVAILABLE COPY

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

SEC MAIL RECEIVED PROCESSING FEB 16 2006 WASH. DC 213 SECTION

PROCESSED
FEB 23 2006
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

82-3283
SEC FILE NO. ~~82-3782~~

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's second suggestive announcement regarding holding Shareholders' Meeting on A-share Market Equity Division Reform, dated January 19, 2006, published (in Chinese language) in Securities Times and China Securities;

2. The Company's announcement regarding obtaining approval reply of Shenzhen State-owned Assets Supervision and Administration Commission on Equity Division Reform, dated January 17, 2006, published (in Chinese language) in Securities Times and China Securities;

3. The Company's first suggestive announcement regarding holding Shareholders' Meeting on A-share Market Equity Division Reform, dated December 31, 2005; published (in Chinese language) in Securities Times and China Securities;

4. The Company's announcement regarding communication and mediation of Equity Division Reform Plan and adjustment of Equity Division Reform Plan, dated December 28, 2005, published (in Chinese language) in Securities Times and China Securities;

5. The Company's circular regarding holding Investor On-line Communication Meeting on Equity Division Reform Plan, dated December 23, 2005; published (in Chinese language) in Securities Times and China Securities;

6. The Company's explanation letter regarding Equity Division Reform (Summary), dated December 19, 2005; published (in Chinese language) in Securities Times and China Securities;

7. The Company's circular regarding holding Shareholders' Meeting on A-share Market Equity Division Reform, dated December 16, 2005, published (in Chinese language) in Securities Times and China Securities;

8. The Company's announcement regarding Board Resolutions on Replacing and Appointing Senior Management Personnel, dated December 13, 2005, published (in Chinese language) in Securities Times and China Securities;

9. The Company's announcement regarding 2005 Third Quarter Report, dated October 27, 2005, published (in Chinese language) in Securities Times and China Securities;

10. The Company's announcement regarding amending Achievement Advance Announcement for 2005 Third Quarter, dated October 12, 2005, published (in Chinese language) in Securities Times and China Securities;

11. The Company's announcement regarding Summary of 2005 Half-Year Report, dated August 24, 2005, published (in Chinese language) in Securities Times and China Securities; and

12. The Company's suggestive announcement regarding progress of transfer of the State-owned Shares, dated August 16, 2005, published (in Chinese language) in Securities Times and China Securities.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

HK 1055905 v1
2/14/06 9:21 AM (19081.0001)

证券代码:000029　　证券简称:深深房A (公告编号:2006-002)

深圳经济特区房地产(集团)股份有限公司
关于召开A股市场股权分置改革相关股东会议第二次提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

公司于2005 年12月19日在《中国证券报》、《证券时报》和巨潮网上刊登了《深圳经济特区房地产(集团)股份有限公司关于召开股权分置改革相关股东会议的通知》,根据《上市公司股权分置改革管理办法》及《股权分置改革业务操作指引》等有关法律法规的要求,现发布第二次提示性公告。

一、召开会议基本情况

(一)A股市场相关股东会议召开时间:

现场会议召开时间为:2006年1月23日(周一)下午2:00

网络投票时间为:2006年1月19日至2006年1月23日

其中,通过深圳证券交易所交易系统进行网络投票的具体时间为:2006年1月19日至2006年1月23日期间每个交易日上午9:30—11:30,下午13:00—15:00;通过深圳证券交易所互联网投票系统投票的具体时间为:2006 年1月19 日9:30 至2006 年1月23 日15:00。

(二)股权登记日:2005年12月30日(周五)

(三)现场会议召开地点:深圳市人民南路3005号深房广场48楼多功能厅

(四)会议召集人:公司董事会

(五)会议方式:本次相关股东会议采取现场投票、征集投票与网络投票相结合的方式,公司将通过证券交易所交易系统和互联网投票系统向流通A 股股东提供网络形式的投票平台,流通A 股股东可以在网络投票时间内通过上述系统行使表决权。

(六)参加A股市场相关股东会议的方式:公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式。

(七)会议出席对象

1、凡截止2005年12月30日(股权登记日,周五)下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的公司A股股东均有权以本公告公布的方式出席A股市场相关股东会议及参加表决;不能亲自出席A股市场相关股东会议现场会议的股东可授权他人代为出席(被授权人不必为本公司股东),或在网络投票时间内参加网络投票。

2、公司董事、监事和高级管理人员。

3、公司聘请的见证律师、保荐代表人等。

二、会议审议事项

本次A股市场相关股东会议审议事项为:《深圳经济特区房地产(集团)股份有限公司股权分置改革方案》

根据规定,本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式,上述议案需要参加表决的流通A股股东进行类别表决。

本方案须经参加表决的A 股股东所持表决权的三分之二以上通过,并经参加表决的流通A 股股东所持表决权的三分之二以上通过。

三、流通A股股东具有的权利和主张权利的时间、条件和方式

1、流通A股股东具有的权利

流通A股股东依法享有出席本次A股市场相关股东会议的权利,并享有知情权、发言权、质询权和就议案进行表决的权利。依照中国证券监督管理委员会《上市公司股权分置改革管理办法》的规定,本次A股市场相关股东会议所审议的议案须经参加表决的股东所持表决权的三分之二以上通过,并经参加表决的流通A股股东所持表决权的三分之二以上通过。

2、流通A股股东主张权利的时间、条件和方式

本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式,流通A股股东可在上述网络投票时间内通过深圳证券交易所交易系统和互联网投票系统对A股市场相关股东会议审议议案进行投票表决。流通A股股东网络投票具体程序见本公告附件2。

根据中国证券监督管理委员会《上市公司股权分置改革管理办法》规定,上市公司A股市场相关股东会议审议股权分置改革方案的,该上市公司的董事会将负责办理向流通A股股东征集投票权委托事宜。

公司股东应充分行使表决权。投票表决时,公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式,如果重复投票,则按照现场投票、委托董事会投票和网络投票的优先顺序择其一作为有效表决票进行统计,具体规则为:

(1)如果同一股份通过现场、网络或委托董事会投票重复投票,以现场投票为准;

(2)如果同一股份通过网络或委托董事会投票重复投票,以委托董事会投票为准;

(3)如果同一股份多次委托董事会投票,以最后一次委托董事会投票为准;

(4)如果同一股份通过网络多次重复投票,以第一次网络投票为准;

(5)如果同一股份通过网络投票时,既通过深圳证券交易所交易系统投票、又通过深圳证券交易所互联网投票系统投票,以通过互联网投票系统投票为准。

本公司董事会敬请各位股东审慎投票,不要重复投票。

3、流通A股股东参加投票表决的重要性

(1)有利于保护自身利益不受到侵害;

(2)充分表达意愿,行使股东权利;

(3)如果本次股权分置改革方案获得A股市场相关股东会议表决通过,则不论流通A股股东是否参与了本次投票表决、也不论流通A股股东是否投了反对票,只要其为A股市场相关股东会议股权登记日登记在册的股东,就均需按A股市场相关股东会议表决通过的决议执行。

四、A股市场相关股东会议现场登记方法

1、登记手续

(1)法人股东应持股东账户卡、持股凭证、营业执照复印件、法人代表证明书或法人代表授权委托书及出席人身份证办理登记手续;

(2)个人股东须持本人身份证、持股凭证、证券账户卡;授权代理人持身份证、持股凭证、授权委托书、委托人身份证及证券账户卡办理登记手续。异地股东可采用信函或传真的方式登记。

授权委托书格式请参照本公告附件1。

2、登记地点及授权委托书送达地点

联系地址:广东省深圳市人民南路深房广场47楼深圳经济特区房地产(集团)股份有限公司董事会秘书办公室

邮政编码:518000

联系人:陈继

联系电话:0755-82297856　0755-82293000-4718 0755-82293000-4712

联系传真:0755-82294024

3、登记时间

2006 年1月19日、2006 年1月20日每日9:00—12:00、14:00—17:00,2006 年1月23日9:00—12:00。

五、参加网络投票的股东的身份认证与投票程序

在A股市场相关股东会议上,公司将通过深圳证券交易所交易系统和互联网投票系统向流通A股股东提供网络形式的投票平台,流通A股股东可以在网络投票时间内通过深圳证券交易所的交易系统行使表参加网络投票。

六、董事会征集投票权程序

公司董事会将向公司流通A股股东征集本次A股市场相关股东会议审议事项的投票权。

1、征集对象:截止2005年12月30日(周五)下午交易结束后,在中国证券登记结算有限责任公司深圳分公司登记在册的全体流通A股股东。

2、征集时间:自2005年12月31日9:00起至2006年1月23日12:00止。

3、征集方式:本次征集投票权由公司董事会负责征集,征集人将采用公开方式,在中国证监会指定报刊、网站发布公告进行投票权征集行动。

4、征集程序:请详见公司2005年12月19日公告的《深圳经济特区房地产(集团)股份有限公司董事会关于股权分置改革的投票委托征集函》。

七、其它事项

1、现场会议为期半天,出席A股市场相关股东会议现场会议的所有股东的食宿及交通费用自理。

2、网络投票期间,如投票系统遇突发重大事件的影响,则A股市场相关股东会议的进程按当日通知进行。

特此公告

深圳经济特区房地产(集团)股份有限公司董事会
二零零六年一月十九日

附件1:

深圳经济特区房地产(集团)股份有限公司
A股市场相关股东会议授权委托书

兹委托　　　　先生(女士)代表本人(本单位)出席深圳经济特区房地产(集团)股份有限公司A股市场相关股东会议,并代为行使表决权。

委托人签名(盖章):　　　　委托人身份证件号码:

委托人持有股数:　　　　委托人股东帐号:

受托人签名:　　　　受托人身份证号码:

授权范围:

签署日期:　年　月　日

(本授权委托书复印件及剪报均有效)

附件二:

深圳经济特区房地产(集团)股份有限公司
流通A股股东参加网络投票的具体操作程序

在本次A股市场相关股东会议上,公司将通过深圳证券交易所交易系统和互联网投票系统向流通A股股东提供网络形式的投票平台,流通A股股东可以在网络投票时间内通过深圳证券交易所交易系统和互联网投票系统行使表决权参加网络投票。

一、采用交易系统投票的投票程序

1、A股市场相关股东会议通过交易系统进行网络投票的时间为2006年1月19日至2006年1月23日期间每个交易日上午9:30—11:30,下午13:00—15:00,投票程序比照深圳证券交易所新股申购业务操作。

2、网络投票期间,交易系统将挂牌一只投票证券,股东申报一笔买入委托即可对议案进行投票,该证券相关信息如下:

投票代码	投票简称	买卖方向	昨日收盘价(表决议案数量)	买入价格(议案序号)
360029	深房投票	买	1	1元

3、股东投票的具体流程

(1)输入买入指令;

(2)输入证券代码360029;

(3)输入委托价格1.00 元。在"买入价格"项下1 元代表议案一,情况如下:

投票简称	议案序号	议案内容	对应申报价格
深房投票	1	深圳经济特区房地产(集团)股份有限公司股权分置改革方案	1元

(4)输入委托股数。在"买入股数"项下,表决意见对应的申报股数如下:

表决意见种类	对应的申报股数
同意	1股
反对	2股
弃权	3股

(5)确认投票委托完成。

4、投票举例

(1)股权登记日持有"深深房"A股的投资者,对公司股权分置改革方案投同意票,其申报如下:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	1股

(2)股权登记日持有"深深房"A股的投资者,对公司股权分置改革方案投反对票,只要将委托股数改为2股,其他申报内容相同:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	2股

(3)股权登记日持有"深深房"A股的投资者,对公司股权分置改革方案投弃权票,只要将委托股数改为3股,其他申报内容相同:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	3股

二、采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定,股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的,请登陆网址:http://www.szse.cn或http://wltp.cninfo.com.cn的密码服务专区注册,填写相关信息并设置服务密码,该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的,可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登录网址 http://wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

通过深圳证券交易所互联网投票系统投票的具体时间为:2006 年1月19 日9:30 至2006 年1月23 日15:00。

三、投票注意事项

1、通过交易系统对公司股权分置改革方案投票时,对同一议案不能多次进行表决申报,多次申报的,以第一次申报为准;对不符合上述要求的申报将作为无效申报,不纳人表决统计。

2、投票结果查询,通过交易系统投票的,投资者可通过证券营业部查询投票结果;通过互联网投票的,投资者股东可于投票当日下午18:00 点后登录深圳证券交易所互联网投票系统(http://wltp.cninfo.com.cn)点击"投票查询功能",可以查看个人网络投票的结果。

证券代码:000029　　证券简称:深深房 A （公告编号:2006-002）

深圳经济特区房地产(集团)股份有限公司关于召开 A 股市场股权分置改革相关股东会议第二次提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载,误导性陈述或者重大遗漏负连带责任。

公司于 2005 年 12 月 19 日在《中国证券报》、《证券时报》和巨潮网上刊登了《深圳经济特区房地产(集团)股份有限公司关于召开股权分置改革相关股东会议的通知》,根据《上市公司股权分置改革管理办法》及《股权分置改革业务操作指引》等有关法律法规的要求,现发布第二次提示性公告。

一、召开会议基本情况

(一)A 股市场相关股东会议召开时间:

现场会议召开时间为:2006 年 1 月 23 日(周一)下午 2:00

网络投票时间为:2006 年 1 月 19 日至 2006 年 1 月 23 日

其中,通过深圳证券交易所交易系统进行网络投票的具体时间为:2006 年 1 月 19 日至 2006 年 1 月 23 日期间每个交易日上午 9:30—11:30,下午 13:00—15:00;通过深圳证券交易所互联网投票系统投票的具体时间为:2006 年 1 月 19 日 9:30 至 2006 年 1 月 23 日 15:00。

(二)股权登记日:2005 年 12 月 30 日(周五)

(三)现场会议召开地点:深圳市人民南路 3005 号深房广场 48 楼多功能厅

(四)会议召集人:公司董事会

(五)会议方式:本次相关股东会议采取现场投票、征集投票与网络投票相结合的方式,公司将通过证券交易所交易系统和互联网投票系统向流通 A 股股东提供网络形式的投票平台,流通 A 股股东可以在网络投票时间内通过上述系统行使表决权。

(六)参加 A 股市场相关股东会议的方式:公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式。

(七)会议出席对象

1、凡截止 2005 年 12 月 30 日(股权登记日,周五)下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的公司 A 股股东均有权以本公告公布的方式出席 A 股市场相关股东会议及参加表决;不能亲自出席 A 股市场相关股东会议现场会议的股东可授权他人代为出席(被授权人不必为本公司股东),或在网络投票时间内参加网络投票。

2、公司董事、监事和高级管理人员。

3、公司聘请的见证律师、保荐代表人等。

二、会议审议事项

本次 A 股市场相关股东会议审议事项为:《深圳经济特区房地产(集团)股份有限公司股权分置改革方案》

根据规定,本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式,上述议案需要参加表决的流通 A 股股东进行类别表决。

本方案须经参加表决的 A 股股东所持表决权的三分之二以上通过,并经参加表决的流通 A 股股东所持表决权的三分之二以上通过。

三、流通 A 股股东具有的权利和主张权利的时间、条件和方式

1、流通 A 股股东具有的权利

流通 A 股股东依法享有出席本次 A 股市场相关股东会议的权利,并享有知情权、发言权、质询权和就议案进行表决的权利。依照中国证券监督管理委员会《上市公司股权分置改革管理办法》的规定,本次 A 股市场相关股东会议所审议的议案须经参加表决的股东所持表决权的三分之二以上通过,并经参加表决的流通 A 股股东所持表决权的三分之二以上通过。

2、流通 A 股股东主张权利的时间、条件和方式

本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式,流通 A 股股东可在上述网络投票时间内通过深圳证券交易所交易系统和互联网投票系统对 A 股市场相关股东会议审议议案进行投票表决。流通 A 股股东网络投票具体程序见本公告附件 2。

根据中国证券监督管理委员会《上市公司股权分置改革管理办法》规定,上市公司 A 股市场相关股东会议审议股权分置改革方案的,该上市公司的董事会将负责办理向流通 A 股股东征集投票权委托事宜。

公司股东应充分行使表决权。投票表决时,公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式,如果重复投票,则按照现场投票、委托董事会投票和网络投票的优先顺序择其一作为有效表决票进行统计,具体规则为:

(1)如果同一股份通过现场、网络或委托董事会投票重复投票,以现场投票为准;

(2)如果同一股份通过网络或委托董事会投票重复投票,以委托董事会投票为准;

(3)如果同一股份多次委托董事会投票,以最后一次委托董事会投票为准;

(4)如果同一股份通过网络多次重复投票,以第一次网络投票为准;

(5)如果同一股份通过网络投票时,既通过深圳证券交易所交易系统投票,又通过深圳证券交易所互联网投票系统投票,以通过互联网投票系统投票为准。

本公司董事会敬请各位股东审慎投票,不要重复投票。

3、流通 A 股股东参加投票表决的重要性

(1)有利于保护自身利益不受到侵害;

(2)充分表达意愿,行使股东权利;

(3)如果本次股权分置改革方案获得 A 股市场相关股东会议表决通过,则不论流通 A 股股东是否参与了本次投票表决、也不论流通 A 股股东是否投了反对票,只要其为 A 股市场相关股东会议股权登记日登记在册的股东,就均需按 A 股市场相关股东会议表决通过的决议执行。

四、A 股市场相关股东会议现场登记方法

1、登记手续

(1)法人股东应持股东账户卡、持股凭证、营业执照复印件、法人代表证明书或法人代表授权委托书及出席人身份证办理登记手续;

(2)个人股东须持本人身份证、持股凭证、证券账户卡;授权代理人持身份证、持股凭证、授权委托书、委托人身份证及证券账户卡办理登记手续。异地股东可采用信函或传真的方式登记。

授权委托书格式请参照本公告附件 1。

2、登记地点及授权委托书送达地点

联系地址:广东省深圳市人民南路深房广场 47 楼深圳经济特区房地产(集团)股份有限公司董事会秘书办公室

邮政编码:518000

联系人:陈继

联系电话:0755-82297856　0755-82293000-4718 0755-82293000-4712

联系传真:0755-82294024

3、登记时间

2006 年 1 月 19 日、2006 年 1 月 20 日每日 9:00—12:00、14:00—17:00,2006 年 1 月 23 日 9:00—12:00。

五、参加网络投票的股东的身份认证与投票程序

在 A 股市场相关股东会议上,公司将通过深圳证券交易所交易系统和互联网投票系统向流通 A 股股东提供网络形式的投票平台,流通 A 股股东可以在网络投票时间内通过深圳证券交易所的交易系统行使表参加网络投票。

六、董事会征集投票权程序

公司董事会将向公司流通 A 股股东征集本次 A 股市场相关股东会议审议事项的投票权。

1、征集对象:截止 2005 年 12 月 30 日(周五)下午交易结束后,在中国证券登记结算有限责任公司深圳分公司登记在册的全体流通 A 股股东。

2、征集时间:自 2005 年 12 月 31 日 9:00 起至 2006 年 1 月 23 日 12:00 止。

3、征集方式:本次征集投票权由公司董事会负责征集,征集人将采用公开方式,在中国证监会指定报刊、网站发布公告进行投票权征集行动。

4、征集程序:请详见公司 2005 年 12 月 19 日公告的《深圳经济特区房地产(集团)股份有限公司董事会关于股权分置改革的投票委托征集函》。

七、其它事项

1、现场会议为期半天,出席 A 股市场相关股东会议现场会议的所有股东的食宿及交通费用自理。

2、网络投票期间,如投票系统遇突发重大事件的影响,则 A 股市场相关股东会议的进程按当日通知进行。

特此公告

深圳经济特区房地产(集团)股份有限公司董事会

二零零六年一月十九日

附件 1:

深圳经济特区房地产(集团)股份有限公司 A 股市场相关股东会议授权委托书

兹委托　　　先生(女士)代表本人(本单位)出席深圳经济特区房地产(集团)股份有限公司 A 股市场相关股东会议,并代为行使表决权。

委托人签名(盖章):　　　委托人身份证件号码:

委托人持有股数:　　　委托人股东帐号:

受托人签名:　　　受托人身份证号码:

授权范围:

签署日期:　年　月　日

(本授权委托书复印件及剪报均有效)

附件二:

深圳经济特区房地产(集团)股份有限公司 流通 A 股股东参加网络投票的具体操作程序

在本次 A 股市场相关股东会议上,公司将通过深圳证券交易所交易系统和互联网投票系统向流通 A 股股东提供网络形式的投票平台,流通 A 股股东可以在网络投票时间内通过深圳证券交易所交易系统和互联网投票系统行使表决权参加网络投票。

一、采用交易系统投票的投票程序

1、A 股市场相关股东会议通过交易系统进行网络投票的时间为 2006 年 1 月 19 日至 2006 年 1 月 23 日期间每个交易日上午 9:30—11:30,下午 13:00—15:00,投票程序比照深圳证券交易所新股申购业务操作。

2、网络投票期间,交易系统将挂牌一只投票证券,股东申报一笔买入委托即可对议案进行投票,该证券相关信息如下:

投票代码	投票简称	买卖方向	昨日收盘价（表决议案数量）	买入价格（议案序号）
360029	深房投票	买	1	1元

3、股东投票的具体流程

(1)输入买入指令;

(2)输入证券代码 360029;

(3)输入委托价格 1.00 元。在"买入价格"项下 1 元代表议案一,情况如下:

投票简称	议案序号	议案内容	对应申报价格
深房投票	1	深圳经济特区房地产(集团)股份有限公司股权分置改革方案	1元

(4)输入委托股数。在"买入股数"项下,表决意见对应的申报股数如下:

表决意见种类	对应的申报股数
同意	1股
反对	2股
弃权	3股

(5)确认投票委托完成。

4、投票举例

(1)股权登记日持有"深深房"A 股的投资者,对公司股权分置改革方案投同意票,其申报如下:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	1股

(2)股权登记日持有"深深房"A 股的投资者,对公司股权分置改革方案投反对票,只要将委托股数改为 2 股,其他申报内容相同:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	2股

(3)股权登记日持有"深深房"A 股的投资者,对公司股权分置改革方案投弃权票,只要将委托股数改为 3 股,其他申报内容相同:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	3股

二、采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定,股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的,请登陆网址:http://www.szse.cn 或 http://wltp.cninfo.com.cn 的密码服务专区注册,填写相关信息并设置服务密码,该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的,可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登录网址 http://wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

通过深圳证券交易所互联网投票系统投票的具体时间为:2006 年 1 月 19 日 9:30 至 2006 年 1 月 23 日 15:00。

三、投票注意事项

1、通过交易系统对公司股权分置改革方案投票时,对同一议案不能多次进行表决申报,多次申报的,以第一次申报为准;对不符合上述要求的申报将作为无效申报,不纳入表决统计。

2、投票结果查询,通过交易系统投票的,投资者可通过证券营业部查询投票结果;通过互联网投票的,投资者股东可于投票当日下午 18:00 点后登录深圳证券交易所互联网投票系统(http://wltp.cninfo.com.cn)点击"投票查询功能",可以查看个人网络投票的结果。

INFORMATION

信息披

证券代码:000029　证券简称:深深房A　公告编号:2006-001

深圳经济特区房地产(集团)股份
有限公司关于股权分置改革方案
获得深圳市国资委批复的公告

本公司及董事会全体成员保证公告内容真实、准确和完整,没有
虚假记载、误导性陈述或者重大遗漏。

本公司近日获得深圳市国有资产监督管理委员会《关于深圳经济
特区房地产(集团)股份有限公司股权分置改革有关问题的批复》(深
国资委[2006]26号),原则同意本公司股权分置改革方案,原则同意本
公司实施管理层股权激励。

特此公告。

深圳经济特区房地产(集团)股份有限公司
董　事　会
二〇〇六年一月十七日

证券代码:000029　证券简称:深深房 A　公告编号:2006-001

深圳经济特区房地产（集团）股份有限公司
关于股权分置改革方案获得
深圳市国资委批复的公告

本公司及董事会全体成员保证公告内容真实、准确和完整,没有虚假记载、误导性
陈述或者重大遗漏。

本公司近日获得深圳市国有资产监督管理委员会《关于深圳经济特区房地产（集
团)股份有限公司股权分置改革有关问题的批复》(深国资委[2006]26 号),原则同意本
公司股权分置改革方案,原则同意本公司实施管理层股权激励。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董事会
二〇〇六年一月十七日

证券代码：000029　　证券简称：深深房 A　（公告编号：临 2005-30）

深圳经济特区房地产（集团）股份有限公司关于召开 A 股市场股权分置改革相关股东会议第一次提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

公司于 2005 年 12 月 19 日在《中国证券报》、《证券时报》和巨潮网上刊登了《深圳经济特区房地产（集团）股份有限公司关于召开股权分置改革相关股东会议的通知》，根据《上市公司股权分置改革管理办法》及《股权分置改革业务操作指引》等有关法律法规的要求，现发布第一次提示性公告。

一、召开会议基本情况

（一）A 股市场相关股东会议召开时间：

现场会议召开时间为：2006 年 1 月 23 日（周一）下午 2：00

网络投票时间为：2006 年 1 月 19 日至 2006 年 1 月 23 日

其中，通过深圳证券交易所交易系统进行网络投票的具体时间为：2006 年 1 月 19 日至 2006 年 1 月 23 日期间每个交易日上午 9：30—11：30，下午 13：00—15：00；通过深圳证券交易所互联网投票系统投票的具体时间为：2006 年 1 月 19 日 9：30 至 2006 年 1 月 23 日 15：00。

（二）股权登记日：2005 年 12 月 30 日（周五）

（三）现场会议召开地点：深圳市人民南路 3005 号深房广场 48 楼多功能厅

（四）会议召集人：公司董事会

（五）会议方式：本次相关股东会议采取现场投票、征集投票与网络投票相结合的方式，公司将通过证券交易所交易系统和互联网投票系统向流通 A 股股东提供网络形式的投票平台，流通 A 股股东可以在网络投票时间内通过上述系统行使表决权。

（六）参加 A 股市场相关股东会议的方式：公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式。

（七）会议出席对象

1、凡截止 2005 年 12 月 30 日（股权登记日，周五）下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的公司 A 股股东均有权以本公告公布的方式出席 A 股市场相关股东会议及参加表决；不能亲自出席 A 股市场相关股东会议现场会议的股东可授权他人代为出席（被授权人不必为本公司股东），或在网络投票时间内参加网络投票。

2、公司董事、监事和高级管理人员。

3、公司聘请的见证律师、保荐代表人等。

二、会议审议事项

本次 A 股市场相关股东会议审议事项为：《深圳经济特区房地产（集团）股份有限公司股权分置改革方案》

根据规定，本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式，上述议案需要参加表决的流通 A 股股东进行类别表决。

本方案须经参加表决的 A 股股东所持表决权的三分之二以上通过，并经参加表决的流通 A 股股东所持表决权的三分之二以上通过。

三、流通 A 股股东具有的权利和主张权利的时间、条件和方式

1、流通 A 股股东具有的权利

流通 A 股股东依法享有出席本次 A 股市场相关股东会议的权利，并享有知情权、发言权、质询权和就议案进行表决的权利。依照中国证券监督管理委员会《上市公司股权分置改革管理办法》的规定，本次 A 股市场相关股东会议所审议的议案须经参加表决的股东所持表决权的三分之二以上通过，并经参加表决的流通 A 股股东所持表决权的三分之二以上通过。

2、流通 A 股股东主张权利的时间、条件和方式

本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式，流通 A 股股东可在上述网络投票时间内通过深圳证券交易所交易系统和互联网投票系统对 A 股市场相关股东会议审议议案进行投票表决。流通 A 股股东网络投票具体程序见本公告附件 2。

根据中国证券监督管理委员会《上市公司股权分置改革管理办法》规定，上市公司 A 股市场相关股东会议审议股权分置改革方案的，该上市公司的董事会将负责办理向流通 A 股股东征集投票权委托事宜。

公司股东应充分行使表决权。投票表决时，公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式，如果重复投票，则按照现场投票、委托董事会投票和网络投票的优先顺序择其一作为有效表决票进行统计，具体规则为：

（1）如果同一股份通过现场、网络或委托董事会投票重复投票，以现场投票为准；

（2）如果同一股份通过网络或委托董事会投票重复投票，以委托董事会投票为准；

（3）如果同一股份多次委托董事会投票，以最后一次委托董事会投票为准；

（4）如果同一股份通过网络多次重复投票，以第一次网络投票为准；

（5）如果同一股份通过网络投票时，既通过深圳证券交易所交易系统投票，又通过深圳证券交易所互联网投票系统投票，以通过互联网投票系统投票为准。

本公司董事会敬请各位股东审慎投票，不要重复投票。

3、流通 A 股股东参加投票表决的重要性

（1）有利于保护自身利益不受到侵害；

（2）充分表达意愿，行使股东权利；

（3）如果本次股权分置改革方案获得 A 股市场相关股东会议表决通过，则不论流通 A 股股东是否参与了本次投票表决、也不论流通 A 股股东是否投了反对票，只要其为 A 股市场相关股东会议股权登记日登记在册的股东，就均需按 A 股市场相关股东会议表决通过的决议执行。

四、A 股市场相关股东会议现场登记方法

1、登记手续

（1）法人股东应持股东账户卡、持股凭证、营业执照复印件、法人代表证明书或法人代表授权委托书及出席人身份证办理登记手续；

（2）个人股东须持本人身份证、持股凭证、证券账户卡；授权代理人持身份证、持股凭证、授权委托书、委托人身份证及证券账户卡办理登记手续。异地股东可采用信函或传真的方式登记。

授权委托书格式请参照本公告附件 1。

2、登记地点及授权委托书送达地点

联系地址：广东省深圳市人民南路深房广场 47 楼深圳经济特区房地产（集团）股份有限公司董事会秘书办公室

邮政编码：518000

联系人：陈继

联系电话：0755-82297856　0755-82293000-4718　0755-82293000-4712

联系传真：0755-82294024

3、登记时间

2006 年 1 月 19 日、2006 年 1 月 20 日每日 9：00—12：00、14：00—17：00，2006 年 1 月 23 日 9：00—12：00。

五、参加网络投票的股东的身份认证与投票程序

在 A 股市场相关股东会议上，公司将通过深圳证券交易所交易系统和互联网投票系统向流通 A 股股东提供网络形式的投票平台，流通 A 股股东可以在网络投票时间内通过深圳证券交易所的交易系统行使表参加网络投票。

六、董事会征集投票权程序

公司董事会将向公司流通 A 股股东征集本次 A 股市场相关股东会议审议事项的投票权。

1、征集对象：截止 2005 年 12 月 30 日（周五）下午交易结束后，在中国证券登记结算有限责任公司深圳分公司登记在册的全体流通 A 股股东。

2、征集时间：自 2005 年 12 月 31 日 9：00 起至 2006 年 1 月 23 日 12：00 止。

3、征集方式：本次征集投票权由公司董事会负责征集，征集人将采用公开方式，在中国证监会指定报刊、网站发布公告进行投票权征集行动。

4、征集程序：请详见公司 2005 年 12 月 19 日公告的《深圳经济特区房地产（集团）股份有限公司董事会关于股权分置改革的投票委托征集函》。

七、其它事项

1、现场会议为期半天，出席 A 股市场相关股东会议现场会议的所有股东的食宿及交通费用自理。

2、网络投票期间，如投票系统遇突发重大事件的影响，则 A 股市场相关股东会议的进程按当日通知进行。

特此公告

深圳经济特区房地产（集团）股份有限公司
董事会
二零零五年十二月三十一日

附件 1：

深圳经济特区房地产（集团）股份有限公司 A 股市场相关股东会议授权委托书

兹委托　　　　先生（女士）代表本人（本单位）出席深圳经济特区房地产（集团）股份有限公司 A 股市场相关股东会议，并代为行使表决权。

委托人签名（盖章）：　　　　委托人身份证件号码：

委托人持有股数：　　　　委托人股东帐号：

受托人签名：　　　　受托人身份证号码：

授权范围：

签署日期：　年　月　日

（本授权委托书复印件及剪报均有效）

附件二：

深圳经济特区房地产（集团）股份有限公司流通 A 股股东参加网络投票的具体操作程序

在本次 A 股市场相关股东会议上，公司将通过深圳证券交易所交易系统和互联网投票系统向流通 A 股股东提供网络形式的投票平台，流通 A 股股东可以在网络投票时间内通过深圳证券交易所交易系统和互联网投票系统行使表决权参加网络投票。

一、采用交易系统投票的投票程序

1、A 股市场相关股东会议通过交易系统进行网络投票的时间为 2006 年 1 月 19 日至 2006 年 1 月 23 日期间每个交易日上午 9：30—11：30，下午 13：00—15：00，投票程序比照深圳证券交易所新股申购业务操作。

2、网络投票期间，交易系统将挂牌一只投票证券，股东申报一笔买入委托即可对议案进行投票，该证券相关信息如下：

投票代码	投票简称	买卖方向	昨日收盘价（表决议案数量）	买入价格（议案序号）
360029	深房投票	买	1	1元

3、股东投票的具体流程

（1）输入买入指令；

（2）输入证券代码 360029；

（3）输入委托价格 1.00 元。在"买入价格"项下 1 元代表议案一，情况如下：

投票简称	议案序号	议案内容	对应申报价格
深房投票	1	深圳经济特区房地产（集团）股份有限公司股权分置改革方案	1元

（4）输入委托股数。在"买入股数"项下，表决意见对应的申报股数如下：

表决意见种类	对应的申报股数
同意	1股
反对	2股
弃权	3股

（5）确认投票委托完成。

4、投票举例

（1）股权登记日持有"深深房"A 股的投资者，对公司股权分置改革方案投同意票，其申报如下：

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	1股

（2）股权登记日持有"深深房"A 股的投资者，对公司股权分置改革方案投反对票，只要将委托股数改为 2 股，其他申报内容相同：

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	2股

（3）股权登记日持有"深深房"A 股的投资者，对公司股权分置改革方案投弃权票，只要将委托股数改为 3 股，其他申报内容相同：

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	3股

二、采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定，股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的，请登陆网址：http://www.szse.cn 或 http://wltp.cninfo.com.cn 的密码服务专区注册，填写相关信息并设置服务密码，该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的，可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登录网址 http://wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

通过深圳证券交易所互联网投票系统投票的具体时间为：2006 年 1 月 19 日 9：30 至 2006 年 1 月 23 日 15：00。

三、投票注意事项

1、通过交易系统对公司股权分置改革方案投票时，对同一议案不能多次进行表决申报，多次申报的，以第一次申报为准；对不符合上述要求的申报将作为无效申报，不纳入表决统计。

2、投票结果查询，通过交易系统投票的，投资者可通过证券营业部查询投票结果；通过互联网投票的，投资者股东可于投票当日下午 18：00 点后登录深圳证券交易所互联网投票系统（http://wltp.cninfo.com.cn）点击"投票查询功能"，可以查看个人网络投票的结果。

证券代码:000029　　证券简称:深深房A　　(公告编号:临2005-30)

深圳经济特区房地产(集团)股份有限公司关于召开A股市场股权分置改革相关股东会议第一次提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载,误导性陈述或者重大遗漏负连带责任。

公司于2005 年12月19日在《中国证券报》、《证券时报》和巨潮网上刊登了《深圳经济特区房地产(集团)股份有限公司关于召开股权分置改革相关股东会议的通知》,根据《上市公司股权分置改革管理办法》及《股权分置改革业务操作指引》等有关法律法规的要求,现发布第一次提示性公告。

一、召开会议基本情况

(一)A股市场相关股东会议召开时间:

现场会议召开时间为:2006年1月23日(周一)下午2:00

网络投票时间为:2006年1月19日至2006年1月23日

其中,通过深圳证券交易所交易系统进行网络投票的具体时间为:2006年1月19日至2006年1月23日期间每个交易日上午9:30—11:30,下午13:00—15:00;通过深圳证券交易所互联网投票系统投票的具体时间为:2006 年1月19 日9:30 至2006 年1月23 日15:00。

(二)股权登记日:2005年12月30日(周五)

(三)现场会议召开地点:深圳市人民南路3005号深房广场48楼多功能厅

(四)会议召集人:公司董事会

(五)会议方式:本次相关股东会议采取现场投票、征集投票与网络投票相结合的方式,公司将通过证券交易所交易系统和互联网投票系统向流通A 股股东提供网络形式的投票平台,流通A 股股东可以在网络投票时间内通过上述系统行使表决权。

(六)参加A股市场相关股东会议的方式:公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式。

(七)会议出席对象

1、凡截止2005年12月30日(股权登记日,周五)下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的公司A股股东均有权以本公告公布的方式出席A股市场相关股东会议及参加表决;不能亲自出席A股市场相关股东会议现场会议的股东可授权他人代为出席(被授权人不必为本公司股东),或在网络投票时间内参加网络投票。

2、公司董事、监事和高级管理人员。

3、公司聘请的见证律师、保荐代表人等。

二、会议审议事项

本次A股市场相关股东会议审议事项为:《深圳经济特区房地产(集团)股份有限公司股权分置改革方案》

根据规定,本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式,上述议案需要参加表决的流通A股股东进行类别表决。

本方案须经参加表决的A 股股东所持表决权的三分之二以上通过,并经参加表决的流通A 股股东所持表决权的三分之二以上通过。

三、流通A股股东具有的权利和主张权利的时间、条件和方式

1、流通A股股东具有的权利

流通A股股东依法享有出席本次A股市场相关股东会议的权利,并享有知情权、发言权、质询权和就议案进行表决的权利。依照中国证券监督管理委员会《上市公司股权分置改革管理办法》的规定,本次A股市场相关股东会议所审议的议案须经参加表决的股东所持表决权的三分之二以上通过,并经参加表决的流通A股股东所持表决权的三分之二以上通过。

2、流通A股股东主张权利的时间、条件和方式

本次会议采用现场投票、委托董事会投票与网络投票相结合的表决方式,流通A股股东可在上述网络投票时间内通过深圳证券交易所交易系统和互联网投票系统对A股市场相关股东会议审议议案进行投票表决。流通A股股东网络投票具体程序见本公告附件2。

根据中国证券监督管理委员会《上市公司股权分置改革管理办法》规定,上市公司A股市场相关股东会议审议股权分置改革方案的,该上市公司的董事会将负责办理向流通A股股东征集投票权委托事宜。

公司股东应充分行使表决权。投票表决时,公司股东只能选择现场投票、委托董事会投票和网络投票中的一种表决方式,如果重复投票,则按照现场投票、委托董事会投票和网络投票的优先顺序择其一作为有效表决票进行统计,具体规则为:

(1)如果同一股份通过现场、网络或委托董事会投票重复投票,以现场投票为准;

(2)如果同一股份通过网络或委托董事会投票重复投票,以委托董事会投票为准;

(3)如果同一股份多次委托董事会投票,以最后一次委托董事会投票为准;

(4)如果同一股份通过网络多次重复投票,以第一次网络投票为准;

(5)如果同一股份通过网络投票时,既通过深圳证券交易所交易系统投票,又通过深圳证券交易所互联网投票系统投票,以通过互联网投票系统投票为准。

本公司董事会敬请各位股东审慎投票,不要重复投票。

3、流通A股股东参加投票表决的重要性

(1)有利于保护自身利益不受到侵害;

(2)充分表达意愿,行使股东权利;

(3)如果本次股权分置改革方案获得A股市场相关股东会议表决通过,则不论流通A股股东是否参与了本次投票表决、也不论流通A股股东是否投了反对票,只要其为A股市场相关股东会议股权登记日登记在册的股东,就均需按A股市场相关股东会议表决通过的决议执行。

四、A股市场相关股东会议现场登记方法

1、登记手续

(1)法人股东应持股东账户卡、持股凭证、营业执照复印件、法人代表证明书或法人代表授权委托书及出席人身份证办理登记手续;

(2)个人股东须持本人身份证、持股凭证、证券账户卡;授权代理人持身份证、持股凭证、授权委托书、委托人身份证及证券账户卡办理登记手续。异地股东可采用信函或传真的方式登记。

授权委托书格式请参照本公告附件1。

2、登记地点及授权委托书送达地点

联系地址:广东省深圳市人民南路深房广场47楼深圳经济特区房地产(集团)股份有限公司董事会秘书办公室

邮政编码:518000

联系人:陈继

联系电话:0755-82297856　0755-82293000-4718 0755-82293000-4712

联系传真:0755-82294024

3、登记时间

2006 年1月19日、2006 年1月20日每日9:00—12:00、14:00—17:00,2006 年1月23日9:00—12:00。

五、参加网络投票的股东的身份认证与投票程序

在A股市场相关股东会议上,公司将通过深圳证券交易所交易系统和互联网投票系统向流通A股股东提供网络形式的投票平台,流通A股股东可以在网络投票时间内通过深圳证券交易所的交易系统行使表参加网络投票。

六、董事会征集投票权程序

公司董事会将向公司流通A股股东征集本次A股市场相关股东会议审议事项的投票权。

1、征集对象:截止2005年12月30日(周五)下午交易结束后,在中国证券登记结算有限责任公司深圳分公司登记在册的全体流通A股股东。

2、征集时间:自2005年12月31日9:00起至2006年1月23日12:00止。

3、征集方式:本次征集投票权由公司董事会负责征集,征集人将采用公开方式,在中国证监会指定报刊、网站发布公告进行投票权征集行动。

4、征集程序:请详见公司2005年12月19日公告的《深圳经济特区房地产(集团)股份有限公司董事会关于股权分置改革的投票委托征集函》。

七、其它事项

1、现场会议为期半天,出席A股市场相关股东会议现场会议的所有股东的食宿及交通费用自理。

2、网络投票期间,如投票系统遇突发重大事件的影响,则A股市场相关股东会议的进程按当日通知进行。

特此公告

深圳经济特区房地产(集团)股份有限公司董事会

二零零五年十二月三十一日

附件1:

深圳经济特区房地产(集团)股份有限公司A股市场相关股东会议授权委托书

兹委托　　　　先生(女士)代表本人(本单位)出席深圳经济特区房地产(集团)股份有限公司A股市场相关股东会议,并代为行使表决权。

委托人签名(盖章):　　　　委托人身份证件号码:

委托人持有股数:　　　　委托人股东帐号:

受托人签名:　　　　受托人身份证号码:

授权范围:

签署日期:　年　月　日

(本授权委托书复印件及剪报均有效)

附件二:

深圳经济特区房地产(集团)股份有限公司流通A股股东参加网络投票的具体操作程序

在本次A股市场相关股东会议上,公司将通过深圳证券交易所交易系统和互联网投票系统向流通A股股东提供网络形式的投票平台,流通A股股东可以在网络投票时间内通过深圳证券交易所交易系统和互联网投票系统行使表决权参加网络投票。

一、采用交易系统投票的投票程序

1、A股市场相关股东会议通过交易系统进行网络投票的时间为2006年1月19日至2006年1月23日期间每个交易日上午9:30—11:30,下午13:00—15:00,投票程序比照深圳证券交易所新股申购业务操作。

2、网络投票期间,交易系统将挂牌一只投票证券,股东申报一笔买入委托即可对议案进行投票,该证券相关信息如下:

投票代码	投票简称	买卖方向	昨日收盘价(表决议案数量)	买入价格(议案序号)
360029	深房投票	买	1	1元

3、股东投票的具体流程

(1)输入买入指令;

(2)输入证券代码360029;

(3)输入委托价格1.00 元。在"买入价格"项下1 元代表议案一,情况如下:

投票简称	议案序号	议案内容	对应申报价格
深房投票	1	深圳经济特区房地产(集团)股份有限公司股权分置改革方案	1元

(4)输入委托股数。在"买入股数"项下,表决意见对应的申报股数如下:

表决意见种类	对应的申报股数
同意	1股
反对	2股
弃权	3股

(5)确认投票委托完成。

4、投票举例

(1)股权登记日持有"深深房"A股的投资者,对公司股权分置改革方案投同意票,其申报如下:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	1股

(2)股权登记日持有"深深房"A股的投资者,对公司股权分置改革方案投反对票,只要将委托股数改为2股,其他申报内容相同:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	2股

(3)股权登记日持有"深深房"A股的投资者,对公司股权分置改革方案投弃权票,只要将委托股数改为3股,其他申报内容相同:

投票代码	投票简称	买卖方向	申报价格	委托股数
360029	深房投票	买入	1元	3股

二、采用互联网投票的身份认证与投票程序

1、股东获取身份认证的具体流程

按照《深圳证券交易所投资者网络服务身份认证业务实施细则》的规定,股东可以采用服务密码或数字证书的方式进行身份认证。申请服务密码的,请登陆网址:http://www.szse.cn或http://wltp.cninfo.com.cn的密码服务专区注册,填写相关信息并设置服务密码,该服务密码需要通过交易系统激活成功半日后方可使用。申请数字证书的,可向深圳证券信息公司或其委托的代理发证机构申请。

2、股东根据获取的服务密码或数字证书可登录网址

http://wltp.cninfo.com.cn 的互联网投票系统进行投票。

3、投资者进行投票的时间

通过深圳证券交易所互联网投票系统投票的具体时间为:2006 年1月19 日9:30 至2006 年1月23 日15:00。

三、投票注意事项

1、通过交易系统对公司股权分置改革方案投票时,对同一议案不能多次进行表决申报,多次申报的,以第一次申报为准;对不符合上述要求的申报将作为无效申报,不纳入表决统计。

2、投票结果查询,通过交易系统投票的,投资者可通过证券营业部查询投票结果;通过互联网投票的,投资者股东可于投票当日下午18:00 点后登录深圳证券交易所互联网投票系统(http://wltp.cninfo.com.cn)点击"投票查询功能",可以查看个人网络投票的结果。

④

证券代码：000029　证券简称：深深房A　（公告编号：临2005-29）

深圳经济特区房地产（集团）股份有限公司关于
股权分置改革方案沟通协商情况暨调整股权分置改革方案的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

特别提示：经过与流通A股股东的充分沟通，根据公司非流通股股东提议，公司股权分置改革方案的部分内容进行了调整；"深深房A"将于2005年12月29日复牌。

一、关于股权分置改革方案的调整情况

深深房股权分置改革方案自2005年12月19日刊登公告以来，为了获得最广泛的股东基础，在公司董事会的协助下，公司以及非流通股股东通过走访投资者、网上路演、热线电话、电子信箱、发放征求意见函等多种形式与流通A股股东进行了沟通。根据双方协商的结果，对公司股权分置改革方案进行了以下调整：

1.原方案的对价安排

本公司唯一非流通股股东深圳市建设投资控股公司(以下简称"建设投资")向持有本公司流通A股的股东做出对价安排。建设投资向流通A股股东安排6,652.8万股股票对价，即流通A股股东每持有10股流通A股获付4.5股对价股份。

2.修改后的对价安排

本公司唯一非流通股股东建设投资向持有本公司流通A股的股东做出对价安排。建设投资向流通A股股东安排7,096.32万股股票对价，即流通A股股东每持有10股流通A股获付4.8股对价股份。

二、独立董事关于公司股权分置改革方案调整的独立意见

针对深深房本次股权分置改革方案的调整，独立董事意见为：

"(1)自公司董事会于2005年12月19日公告《深圳经济特区房地产(集团)股份有限公司股权分置改革说明书》后，公司通过多种渠道广泛地与投资者进行了沟通与交流，应广大流通A股股东的要求，非流通股股东经过反复权衡后，对股权分置改革方案进行了调整，并由董事会做出公告。本次调整股权分置改革方案的程序符合法律、法规和《公司章程》的规定，符合公司整体利益；

(2)本次调整股权分置改革方案，进一步保护了流通A股股东的利益；

(3)同意本次对公司股权分置改革方案的调整暨对《深圳经济特区房地产(集团)股份有限公司股权分置改革说明书》的修订；

(4)本独立意见是公司独立董事基于公司股权分置改革方案进行调整所发表的意见，不构成对前次意见的修改。"

综上所述，公司股权分置改革方案体现了公平、公开、公正的原则，符合现行法律、法规、规范性文件和公司章程的规定。本人同意本次股权分置改革方案"。

三、补充保荐意见

针对股权分置改革方案的调整，保荐机构意见为：

"1.本次方案的调整符合相关法律、法规的规定；

2.方案的调整是非流通股股东与流通A股股东之间经过广泛沟通、协商，尤其是在认真听取了广大流通A股股东意见的基础上形成的；

3.在修改方案中，流通A股股东的利益得到进一步的保障，体现了对流通A股股东的尊重，有利于保护流通A股股东的利益；

4.本次方案的调整并不改变保荐机构前次所发表的保荐意见结论。"

四、补充法律意见书结论性意见

针对股权分置改革方案的调整，广东信达律师事务所出具了补充法律意见书，结论如下：

"本所认为，深深房本次股权分置改革方案调整的内容及其履行程序符合有关法律、法规和规范性文件的规定。深深房本次股权分置改革符合《公司法》、《证券法》、《若干意见》、《指导意见》、《管理办法》、《通知》等有关法律、法规及规范性文件的规定；未发现深深房的股权分置改革有损害B股股东合法权益的情形存在；且深深房本次股权分置改革方案的调整已经履行的程序符合法律、法规及规范性文件的规定；深深房本次股权分置改革尚需取得国有资产监督管理部门的批准及深深房拟召开的A股市场相关股东会议的表决通过。"

本次股权分置改革方案内容的修订是在充分听取流通A股股东建议与意见的基础上做出的，不涉及公司股权分置改革基本原则和基本假设的变化，对价测算依据和过程也无实质性的变化，深圳经济特区房地产(集团)股份有限公司股权分置改革方案中涉及对价内容作了相应修订。请投资者仔细阅读2005年12月28日刊登于巨潮网站(http://www.cninfo.com.cn)上的《深圳经济特区房地产(集团)股份有限公司股权分置改革说明书(全文修订稿)》。修订后的公司股权分置改革方案尚须提交公司A股市场相关股东会议审议。

特此公告。

深圳经济特区房地产(集团)股份有限公司董事会
2005年12月28日

证券代码:000029　　证券简称:深深房A　　公告编号:临2005-27

深圳经济特区房地产(集团)股份有限公司关于举行股权分置改革投资者网上交流会的通知

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

本公司已于2005年12月19日在《中国证券报》、《证券时报》上刊登了《深圳经济特区房地产(集团)股份有限公司股权分置改革说明书摘要》,《深圳经济特区房地产(集团)股份有限公司股权分置改革说明书全文》已在巨潮资讯网(网址http://www.cninfo.com.cn)上刊登。

为了加强与广大投资者的有效沟通和互动交流,更好地推进公司股权分置改革工作,本公司将于2005年12月26日(星期一)下午14:00-16:00在全景网·中国股权分置改革专网(网址http://gqfz.p5w.net)就公司股权分置改革方案有关事宜举行投资者网上交流会。本次交流会采用网络远程方式举行,投资者可登陆全景网·中国股权分置改革专网(网址http://gqfz.p5w.net)参与本次网上交流会。

出席本次投资者网上交流会的人员有:公司管理层主要成员、保荐机构兴业证券的相关人员。

热忱欢迎广大投资者积极参与!

特此公告

深圳经济特区房地产(集团)股份有限公司董事会
二零零五年十二月二十三日

证券代码:000029 证券简称:深深房A (公告编号:临2005-24)

深圳经济特区房地产(集团)股份有限公司股权分置改革说明书(摘要)

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE(GROUP)CO., LTD

(广东省深圳市人民路3005号深房广场47楼)

保荐机构:兴业证券股份有限公司 INDUSTRIAL SECURITIES CO., LTD.

(福建省福州市湖东路99号)

签署日期:二00五年十二月十六日

董事会声明

本公司董事会根据非流通股东的书面委托,编制股权分置改革说明书摘要。本说明书摘要摘自股权分置改革说明书全文,投资者欲了解详细内容,应阅读股权分置改革说明书全文。

本公司股权分置改革由公司A股市场非流通股股东与流通A股股东之间协商,解决相互之间的利益平衡问题。中国证券监督管理委员会和证券交易所对本次股权分置改革所作的任何决定或意见,均不表明其对本次股权分置改革方案及本公司股票的价值或者投资人的收益做出实质性判断或者保证。任何与之相反的声明均属虚假不实陈述。

特别提示

1.截止本说明书签署日,本公司第一大股东深圳市建设投资控股公司(以下简称"建设投资")同意参加本次股权分置改革并提出改革动议。提出改革动议的非流通股股东持有非流通股总数已超过全体非流通股股份的三分之二,符合《上市公司股权分置改革管理办法》的要求。

2.本次股权方案在A股市场相关股东会议网络投票前需得到深圳市国资委的批复,能否得到或者及时得到批准存在一定的不确定性。

3.股权分置改革是指消除A股市场非流通股和流通A股的股份转让制度性差异,由非流通股股东与流通A股股东通过协商形成的利益平衡安排。

4.股权分置改革是解决A股市场相关股东之间的利益平衡问题,因此本次股权分置改革由A股市场相关股东协商决定。

5.本公司股权分置改革方案需经参加A股市场相关股东会议表决的A股股东所持表决权的三分之二以上通过,并经参加A股市场相关股东会议表决的流通A股股东所持表决权的三分之二以上通过,存在无法获得A股市场相关股东会议表决通过的可能。

6.根据深圳市人民政府国有资产监督管理委员会《关于成立深圳市投资控股有限公司的决定》(深国资委[2004]223号),深圳市投资管理公司、深圳市建设投资控股公司、深圳市商贸投资控股公司合并组建为深圳市投资控股有限公司,根据国务院国有资产监督管理委员会国资产权[2005]689号文批复,同意深圳市建设投资控股公司持有的本公司国家股全部无偿划转到深圳市投资控股有限公司。根据证监公司字[2005]116号批复,中国证券监督管理委员会同意豁免深圳市投资控股有限公司因持有本公司74,382万股股份而应履行的要约收购义务。鉴于目前股权过户手续正在办理之中,若上述股权划转过户手续在公司股权分置改革方案实施之日前完成,则由深圳市投资控股有限公司执行对价安排;若上述股权划转过户手续在公司股权分置改革方案实施之日前未能完成,则由建设投资执行对价安排。深圳市投资控股有限公司承诺在股权过户完成后,将继续履行建设投资就本次股权分置改革所做出的承诺。

7.本次股权分置改革相关费用由深圳市投资控股有限公司承担。

重要内容提示

1.改革方案要点

本公司唯一非流通股股东建设投资向持有本公司流通A股的股东做出对价安排。建设投资向流通A股股东安排6,652.8万股股票对价,即流通A股股东每持有10股流通A股获付4.5股对价股份。股权分置改革方案实施后首个交易日,公司非流通股东持有的股份即获得上市流通权。

2.非流通股股东的承诺事项

(1)建设投资将遵守法律、法规和规章的规定,履行法定承诺义务。

(2)建设投资声明:本承诺人将忠实履行承诺,承担相应的法律责任。除非受让人同意并有能力承担承诺责任,本承诺人将不转让所持有的股份。

(3)建设投资声明:本承诺人未按承诺文件的规定履行其承诺时,应赔偿其他股东因此而遭受的损失。

3.激励机制

为对公司核心管理层、核心业务骨干(以下简称"管理层")进行有效长期激励,建设投资将其拥有的不超过深深房总股本10%的股份,分三年出售给公司管理层,出售价格为实施时公司最近一期经审计的每股净资产值。管理层每年在实施股权激励计划之前必须按出售价格的20%预先向公司交纳风险责任金,如不能完成董事会制定的业绩考核任务,则交纳的风险责任金不予退还,由公司享有。

管理层认股条件和风险责任金等约束和激励计划的具体规则将由公司董事会制定并审议通过,该部分股份的流通条件将遵照有关规定执行。

对于纳入本次管理层约束和激励计划的股份,自管理层约束和激励计划实施之日起三年内不上市交易或者转让,三年后按照有关规定执行。

4.本次改革A股市场相关股东会议的日程安排

(1)本次A股市场相关股东会议的股权登记日:2005年12月30日。

(2)本次A股市场相关股东会议现场会议召开日:2006年1月23日下午2:00。

(3)本次A股市场相关股东会议网络投票时间:2006年1月19日至2006年1月23日

其中,通过深圳证券交易所交易系统进行网络投票的具体时间为:2006年1月19日至2006年1月23日期间每个交易日上午9:30—11:30、下午13:00—15:00;通过深圳证券交易所互联网投票系统投票的具体时间为:2006年1月19日9:30至2006年1月23日15:00。

5.本次改革相关证券(A股)停复牌安排

(1)本公司董事会将申请公司A股自2005年12月19日起停牌,最晚于2005年12月29日复牌,此段时期为股东沟通时期;

(2)本公司董事会将在2005年12月28日(含2005年12月28日)之前公告非流通股股东与流通A股股东沟通协商的情况、协商确定的改革方案,并申请公司A股于公告后下一交易日复牌。

(3)本公司董事会将申请自本次A股市场相关股东会议股权登记日的次一交易日起至改革规定程序结束之日公司A股停牌。

6.查询和沟通渠道

热线电话:0755-82297856 0755-82293000-4712

传真:0755-82294024

电子信箱:szpg@163.net

证券交易所网站:www.szse.cn

深圳经济特区房地产(集团)股份有限公司
股权分置改革说明书摘要

一、释 文

在本说明书中,除非文意另有所指,下列词语具有如下含义:

深深房/本公司/公司	指	深圳经济特区房地产(集团)股份有限公司
投控公司	指	深圳市投资控股有限公司
建设投资/控股股东	指	深圳市建设投资控股公司
股权分置改革	指	通过非流通股股东和流通A股股东之间的利益平衡机制,消除A股市场股份转让制度性差异的过程
本方案	指	深圳经济特区房地产(集团)股份有限公司股权分置改革方案
本说明书	指	深圳经济特区房地产(集团)股份有限公司股权分置改革说明书
律师事务所	指	广东信达律师事务所
A股市场相关股东会议股权登记日	指	审议本公司股权分置改革方案的A股市场相关股东会议的股权登记日
股改方案实施股权登记日	指	公司股权分置改革方案实施股权登记日

二、股权分置改革方案

为了贯彻落实《国务院关于推进资本市场改革开放和稳定发展的若干意见》、《关于上市公司股权分置改革的指导意见》、中国证监会《上市公司股权分置改革管理办法》等文件的有关精神,本公司非流通股股东根据"尊重历史、立足现实、放眼未来"的原则,在广泛征求流通A股股东意见的基础上,提出以下股权分置改革方案:

(一)改革方案概述

本公司唯一非流通股股东建设投资向持有本公司流通A股的股东做出对价安排,所有非流通股股份获得在A股市场的流通权。

1.对价安排的形式、数量

以公司现有流通A股股本14,784万股为基数,流通A股股东每持有10股流通A股获付4.5股对价股份,即建设投资向流通A股股东安排6,652.8万股股票对价。

2.对价安排的对象、执行方式

(1)对价安排对象:公司股改方案实施股权登记日下午收市后在登记结算公司登记在册的公司流通A股股东。

(2)对价安排方式:本股权分置改革方案若获得A股市场相关股东会议审议通过,根据对价安排,流通A股股东所获得的股份,由登记公司根据方案实施股权登记日登记在册的流通A股股东持股数,按比例自动记入账户。

(3)安排对价的股份总数:6,652.8万股。

3.执行对价情况安排情况

改革方案在通过A股市场相关股东会议批准后,公司董事会将公布股权分置改革方案实施公告;改革方案实施股权登记日登记在册的流通A股股东将获得作为对价的股份。自股权分置改革方案实施后首个交易日起,非流通股股东持有的原深深房非流通股股份即获得在A股市场的上市流通权。

4.承诺事项

(1)非流通股股东承诺

①建设投资将遵守法律、法规和规章的规定,履行法定承诺义务。

②建设投资声明:本承诺人将忠实履行承诺,承担相应的法律责任。除非受让人同意并有能力承担承诺责任,本承诺人将不转让所持有的股份。

③建设投资声明:本承诺人未按承诺文件的规定履行其承诺时,应赔偿其他股东因此而遭受的损失。

(2)投控公司承诺

鉴于深深房控股股东建设投资所持有的深深房股份尚未过户到投控公司名下,且股权过户手续正在办理之中,若股权划转过户手续在深深房股权分置改革方案实施之日前完成,则由投控公司执行对价安排;若股权划转过户手续在深深房股权分置改革方案实施之日前未能完成,则由建设投资执行对价安排。投控公司承诺在股权过户完成后,将继续履行建设投资就本次股权分置改革所做出的承诺。

5.激励机制

为对公司核心管理层、核心业务骨干进行有效长期激励,建设投资将其拥有的不超过深深房总股本10%的股份,分三年出售给公司管理层,出售价格为实施时公司最近一期经审计的每股净资产值。管理层每年在实施股权激励计划之前必须按出售价格的20%预先向公司交纳风险责任金,如不能完成董事会制定的业绩考核任务,则交纳的风险责任金不予退还,由公司享有。

管理层认股条件和风险责任金等约束和激励计划的具体规则将由公司董事会制定并审议通过,该部分股份的流通条件将遵照有关规定执行。

对于纳入本次管理层约束和激励计划的股份,自管理层约束和激励计划实施之日起三年内不上市交易或者转让,三年后按照有关规定执行。

(二)执行对价安排情况表

执行对价安排的股东名称	执行对价安排前		本次执行数量		执行对价安排后	
	持股数(万股)	占总股本比例(%)	本次执行对价安排股份数量(万股)	本次执行对价安排的现金金额	持股数(万股)	占总股本的比例(%)
建设投资	74,382	73.52	6,652.8	-	67,729.2	66.95
合计	74,382	73.52	6,652.8	-	67,729.2	66.95

(三)有限售条件的股份可上市流通预计时间表

股东名称	占股本比例	可上市流通时间	承诺的限售条件
建设投资	5%	G日+12个月后	自改革方案实施之日起,在十二个月内不上市交易或者转让;在前项规定期满后,通过证券交易所挂牌交易出售原非流通股股份,出售数量占该公司股份总数的比例在十二个月内不得超过百分之五,在二十四个月内不得超过百分之十。
	10%	G日+24个月后	
	66.95%	G日+36个月后	

(注:G指公司股改方案实施后首个交易日)

(四)改革方案实施前后股份结构变动表

改革前			改革后		
	股份数量(万股)	占总股本比例(%)		股份数量(万股)	占总股本比例(%)
一、未上市流通股份合计	74,382	73.52	一、有限售条件的流通股合计	67,729.2	66.95
国家股	74,382	73.52	国家持股	67,729.2	66.95
三、股份总数	101,166	100.00	三、股份总数	101,166	100.00
备注	深深房董事长邵志和先生在本次股权分置改革前持有深深房A股5,000股,已在登记公司托管。为便于比较,将其列入无限售条件的流通股A股统计。				

(五)保荐机构对本次改革对价安排的分析意见

本次股权分置改革方案对价确定的出发点:充分考虑流通A股股东的利益,同时兼顾非流通股股东的利益。

1.理论依据

由于目前我国的证券市场是一个股权分置的市场,几乎所有的上市公司都只有部分股票(社会公众股)可以在证券交易所交易流通,而其它法人股、发起人自然人股均没有流通权。流通股票在证券交易所市场上可以获得较高的市场定价,而非流通股只能协议转让,往往只能获得较低的市场定价。所以,理论上说,可流通股票具有"流通权价值"。本次股权分置改革,由于公司非流通股股东所持股票将获得流通权,这将打破现流通A股股东的稳定预期,从而势必影响公司流通股股东的流通权价值,理论上,流通权的价值将归于零。因此,非流通股股东必须为此安排相当于流通股股东流通权价值的对价。

超额发行市盈率法的主要思路类似于在非股权分置条件下即成熟市场模拟一次新股发行,可以将股票发行市盈率超出成熟市场发行的市盈率倍数作为计算流通权价值的依据,其超额市盈率所对应部分的募集资金增量即可视为流通权价值。

深深房自1993年6月发行11,200万股人民币普通股(即A股,其中向境内社会公众发行10,000万股,向内部职工发行1,200万股)至今,未再次发行A股进行融资,因此,其非流通股东应向流通A股股东安排的流通权对价应该是公司发行A股股票时的流通权价值。根据前述关于流通权价值的基本假设,流通权价值应为在股权分置的市场中公司发行A股股票时,由于受非流通股不在A股市场上市流通的预期影响,公司发行股票获得的相对于全流通市场的超额溢价水平。

2.A股流通权价值的计算公式及相关假设

每股流通权的价值=公司股票发行时的超额市盈率倍数×公司股票发行时的预计每股税后利润

公司股票发行时的超额市盈率倍数=公司股票发行时的按盈利预测计算的发行市盈率-全流通市场公司股票发行时的合理市盈率

参考成熟市场股票发行的市盈率,同时为了适当测算对价安排的空间,全流通市场公司股票发行时的合理市盈率假设为8-12倍,为充分考虑流通A股股东利益,我们假设合理市盈率为相对低位数9倍。

由于本方法是假设公司初始发行时即为全流通市场,所计算出的流通权价值为当初发行时的原始流通权价值。公司于1993年6月发行A股,距今已有12.5年的时间,为了充分保障流通A股股东的应得利益,考虑到流通权的市场价值,参考中国人民银行1993年7月公布的一年期定期存款利率即10.98%的水平,按照单利12.5年期计算该流通权的目前价值。

以2005年12月15日为计算参考日,截至该日公司A股股票30个交易日收盘价的算术平均值为4.32元,以此作为股权分置改革前流通A股的价格。

3.公司股票发行时的超额市盈率倍数的估算

根据深深房1993年6月发行A股的每股发行价为3.8元,根据当时公司董事会对发行完成当年(即1993年度)的盈利预测,董事会预测公司1993年度税后利润为21,157.31万元,按深深房股票发行后总股本67,550万股计算,预计每股税后利润为0.31元,由此计算公司当年发行A股的市盈率为12.25倍(深深房1993年实际完成税后利润34,501.71万元,全面摊薄每股收益为0.44元,以此计算深深房实际发行的市盈率仅为6.36倍)。

参考全流通市场的经验数据,我们认为按照A股发行后总股本全面摊薄计算,深深房至少可以获得9倍的发行市盈率定价,因此,深深房流通A股流通权的超额市盈率倍数为3.25倍。

4.流通权价值的计算

流通权的原始价值=公司股票发行时的超额市盈率倍数×公司股票发行时的预计每股税后利润×公开发行流通A股股数

由此计算流通权的原始价值11,284万元

5.流通权的时间价值计算

依据上述假设,该流通权的目前价值=流通权的原始价值×(1+10.98%×12.5)

由此计算该流通权的目前价值26,771.29万元

6.流通权的总价值所对应的流通A股股数

流通权的目前价值所对应的深深房流通A股股数=流通权的目前价值/市价

以上述4.32元作为流通A股的计价参考,由此流通权的总价值所对应的A股流通股股数为6,197.06万股

按现有14,784万股流通A股计算,每10股流通A股应获得对价为4.19股。

7.实际对价安排的确定

考虑到股权分置改革方案实施后,市场股价的短期波动可能影响公司流通A股股东的收益,为了更好地保护流通A股股东的利益,非流通股股东对股改方案实施股权登记日登记在册的流通A股股东安排的对价总额为6,652.8万股股票,即流通A股股东每持有10股流通股获得4.5股股票。

8.保荐机构的分析意见

根据上述分析,兴业证券认为,深深房非流通股股东为取得所持股票在A股市场流通权向流通A股股东安排6,652.8万股股票的对价,流通A股股东每持有10股流通A股获付4.5股对价股份,该对价高于通过上述理论计算出的对价水平,是充分考虑了流通A股股东权益,上述对价水平是合理的。

(六)非流通股股东的承诺及为履行其承诺提供的保证

1.非流通股股东的承诺事项

(1)建设投资将遵守法律、法规和规章的规定,履行法定承诺义务。

(2)建设投资声明:本承诺人将忠实履行承诺,承担相应的法律责任。除非受让人同意并有能力承担承诺责任,本承诺人将不转让所持有的股份。

(3)建设投资声明:本承诺人未按承诺文件的规定履行其承诺时,应赔偿其他股东因此而遭受的损失。

2.激励机制

为对公司核心管理层、核心业务骨干进行有效长期激励,建设投资将其拥有的不超过深深房总股本10%的股份,分三年出售给公司管理层,出售价格为实施时公司最近一期经审计的每股净资产值。管理层每年在实施股权激励计划之前必须按出售价格的20%预先向公司交纳风险责任金,如不能完成董事会制定的业绩考核任务,则交纳的风险责任金不予退还,由公司享有。

管理层认股条件和风险责任金等约束和激励计划的具体规则将由公司董事会制定并审议通过,该部

履约风险防范对策:由于交易所和登记结算公司将在上述承诺锁定期内对相关承诺人所持原非流通股份进行锁定,相关承诺人违反上述承诺的风险已得到合理规避。

4.承诺事项的违约责任

公司控股股东建设投资书面承诺:本承诺人未按承诺文件的规定履行其承诺时,应赔偿其他股东因此而遭受的损失。

5.承诺人声明

公司控股股东建设投资书面声明:本承诺人将忠实履行承诺,承担相应的法律责任。除非受让人同意并有能力承担承诺责任,本承诺人将不转让所持有的股份。

(七)本次股权分置改革对公司治理的影响

1.公司董事会针对股权分置改革对公司治理的影响发表意见

对于本次股权分置改革,公司董事会意见为:"股权分置改革的实施,从制度上保证了同股同权、同股同利的实现,使公司的所有股份处于平等地位,夯实了公司治理的基石,将大力推动公司治理的深化,对公司治理产生积极的深远影响。首先,有利于形成统一的估值标准,协调公司股东之间的利益关系;其次,有利于建立有效的市场约束机制,提高公司运作规范化程度和运作透明度;第三,有利于公司治理的深化,建立长效的激励机制,为公司股东提供更加丰厚的回报;第四,有利于形成投资者保护机制,促进公司治理的全面完善;第五,管理层约束和激励相结合的计划进一步完善了公司的治理结构。"

2.公司独立董事就公司股权分置改革相关事项发表独立意见

本公司独立董事对本次股权分置改革方案及相关事项发表的独立意见如下:

"本人认为公司股权分置改革方案的顺利实施将彻底解决公司的股权分置问题,使流通A股股东与非流通股股东的利益趋于一致,将形成公司治理的共同利益基础,有利于完善上市公司的股权制度和治理结构,规范上市公司运作,符合全体股东和公司的利益,有利于公司的可持续发展。

公司股权分置改革方案兼顾了非流通股股东和流通A股股东等各方利益,有利于维护市场的稳定,公平合理,不存在损害公司及流通A股股东利益的情形。同时公司在方案实施过程中将采取有力措施进一步保护流通A股股东利益,如在审议股权分置改革方案的A股市场相关股东会议上为流通A股股东提供网络投票平台,实施类别表决,安排实施董事会征集投票权操作程序,及时履行信息披露义务等;

综上所述,公司股权分置改革方案体现了公平、公开、公正的原则,符合现行法律、法规、规范性文件和公司章程的规定。本人同意本次股权分置改革方案"。

三、股权分置改革过程中可能出现的风险及其处理方案

1.无法及时获得相关股东会议批准的风险及处理方案

根据《上市公司股权分置改革管理办法》的规定,股权分置改革方案及相关事项尚需公司A股市场相关股东会议表决通过后方可实施,A股市场相关股东会议就董事会提交的股权分置改革方案做出决议必须经参加表决的股东所持表决权的三分之二以上通过,并经参加表决的流通A股股东所持表决权的三分之二以上通过后,本次股权分置改革方案方可生效。因此,本次股权分置改革能否顺利实施尚有待公司A股市场相关股东会议的批准。

处理方案:公司董事会将协助非流通股股东,通过投资者座谈会、媒体说明会、网上路演、发放征求意见函等多种方式,与流通A股股东进行充分沟通和协商,同时公布热线电话、传真和电子信箱,广泛征求流通A股股东的意见,使改革方案的形成具有广泛的股东基础。

改革方案如果未获A股市场相关股东会议表决通过,建设投资计划在三个月后视情况按有关规定重新提出股权分置改革动议。

2.公司二级市场股票价格波动的风险及处理方案

股权分置改革是解决我国资本市场制度性缺陷的探索。在尚处于初级阶段和发展当中的我国证券市场,该等事项蕴涵一定的市场不确定风险,存在股票价格较大幅度波动的风险。

处理方案:公司在本说明书中提请投资者关注股票价格较大幅度波动的风险;同时提醒投资者,上市公司的股票价值在于公司未来经营状况、盈利能力和持续发展能力,以价值投资理念投资深深房股票,减少二级市场短期波动带来的投资风险。

四、提出股权分置改革动议的非流通股股东及其持有公司股份的数量、比例和有无权属争议、质押、冻结情况。

截至2005年12月16日,建设投资持有深深房的非流通股股份不存在权属争议、质押、冻结情况,建设投资所持有深深房的非流通股股份对于流通A股股东的对价安排没有影响。

五、保荐机构和律师事务所

(一)保荐机构和律师事务所在公司董事会公告股权分置改革说明书的前两日持有公司流通A股股份的情况以及前六个月内买卖公司流通A股股份的情况

在公司董事会公告股权分置改革说明书的前两日,保荐机构兴业证券股份有限公司及广东信达律师事务所均未持有公司流通A股股份,此前六个月内也不存在买卖公司流通A股股份的情况。

(二)保荐意见结论

作为深深房股权分置改革的保荐机构,兴业证券本着严谨认真的态度,通过对本次股权分置改革有关情况的详尽调查和对方案的深入研究,在本保荐意见所依据的假设成立的前提下,出具以下保荐意见:

公司股权分置改革符合《公司法》、《证券法》、《关于上市公司股权分置改革的指导意见》、《上市公司股权分置改革管理办法》、《上市公司股权分置改革业务操作指引》等有关法律、法规、规章的规定。股权分置改革方案体现了"公开、公平、公正"和诚信原则,遵循了市场化原则,对价合理,本保荐机构愿意推荐深圳经济特区房地产(集团)股份有限公司进行股权分置改革。

保荐机构:兴业证券股份有限公司

法定代表人:兰荣

保荐代表人:陈正旭

项目主办人:刘兴邦

项目组成员:张玉忠、刘强、刘学斌

联系地址:深圳市建设路2016号南方证券大厦A座25楼

联系电话:0755—82215039

传真:0755—82215034

邮政编码:518001

(三)律师意见结论

广东信达律师事务所为本次股权分置改革出具了法律意见书,结论如下:

"本所认为,深深房本次股权分置改革符合《公司法》、《证券法》、《若干意见》、《指导意见》、《管理办法》、《通知》等有关法律、法规及规范性文件的规定;未发现深深房的股权分置改革方案有损害B股股东合法权益的情形存在;且深深房本次股权分置改革已经履行的程序符合法律、法规及规范性文件的规定;深深房本次股权分置改革尚需取得国有资产监督管理部门的批准及深深房拟召开的A股市场相关股东会议的表决通过。"

律师事务所:广东信达律师事务所

负责人:许晓光

经办律师:朱皓、张炯炎

联系地址:深圳市深南大道4019号航天大厦24楼

电话:0755-83243139

传真:0755-83243108

深圳经济特区房地产（集团）股份有限公司

关于召开A股市场股东会议的通知

相关股东会议的通知

深圳经济特区房地产（集团）股份有限公司A股授权委托书

深圳经济特区房地产（集团）股份有限公司A股股东会议授权委托书

流通A股股东参加网络投票的具体操作程序

深圳经济特区房地产（集团）股份有限公司董事会关于股权分置改革的投票委托征集函

深圳经济特区房地产（集团）股份有限公司董事会征集投票权委托书

深圳经济特区房地产（集团）股份有限公司
关于解聘和聘任高级管理人员的董事会决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

本公司董事会于2005年12月9日在深房广场48楼召开会议。应出席会议董事10人，实到6人，董事谢光亮因病假未参加本次会议，董事梁松未参加本次会议，董事陈武华、独立董事杨绍家委托董事邵志和表决。经审议，通过以下议案：

一、《关于解聘陈武华总经理职务和解聘梁松副总经理职务的议案》

同意解聘陈武华深圳经济特区房地产（集团）股份有限公司总经理职务；同意解聘梁松深圳经济特区房地产（集团）股份有限公司副总经理职务。

二、《关于聘任高级管理人员的议案》

聘任罗坤权为深圳经济特区房地产（集团）股份有限公司常务副总经理；聘任沈跃生为深圳经济特区房地产（集团）股份有限公司副总经理；聘任罗自超为深圳经济特区房地产（集团）股份有限公司副总经理。

因本次董事会涉及聘任和解聘高级管理人员，需独立董事单独发表意见。独立董事宗德纯、侯莉颖、李秋生认为：本次董事会程序合规，总经理陈武华和副总经理梁松不适合担任原职务，同意董事会予以解聘。罗坤权、沈跃生、罗自超等人符合相关任职资格要求，且适合担任上市公司高管人员职务，同意董事会予以聘任。

特此公告。

附聘任高管人员简历：

罗坤权，男，汉族，1955年12月生，现年49岁，广东省兴宁人。1973年4月参加工作，研究生学历，助理经济师职称，无党派人士，深圳市政协委员。曾任广东兴宁县酿造机械厂副厂长；广东兴宁县外商投资企业物资公司经理；深圳市共青工业城实业公司总经理；深圳市深华物业发展公司经理；深圳市深华集团公司副总经理；2002年12月起任本公司副总经理；2005年12月起任本公司常务副总经理。

沈跃生，男，汉族，1959年2月生，现年46岁，广东潮安人。1978年3月参加工作，1982年12月入党，硕士研究生学历，高级工程师、高级经济师职称。曾任基建工程兵十九团一连技术员；深圳市第三建筑工程公司一队技术员；深圳市东部工程公司工程技术部部长； 深圳市东部工程公司副经理； 深圳市东部实业股份有限公司总经理兼党支部书记、董事长；1999年5月至今任本公司副总经理。

罗自超，男，汉族，1960年2月生，现年45岁，广东省南海人。1982年2月参加工作，中共党员，大学本科学历，高级工程师职称。1982年毕业班于华南工学院建筑学系。曾任北京中国建筑科学研究院助理；深圳市设计装饰工程公司总助、总经理、党委副书记；深圳市建筑工程总承包公司总经理； 深圳市建艺实业股份有限公司董事长；2003年7月至今任本公司副总经理。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2005年12月13日

證券簡稱：深深房 A、深深房 B　　公告編號：臨 2005－22

證券代碼：000029、200029

深圳經濟特區房地產（集團）股份有限公司
關於解聘和聘任高級管理人員的董事會決議公告

本公司及董事會全體成員保證公告內容的眞實、準確和完整，沒有虛假記載、誤導性陳述或者重大遺漏。

本公司董事會於 2005 年 12 月 9 日在深房廣場 48 樓召開會議。應出席會議董事 10 人，實到 6 人，董事謝光亮因病假未參加本次會議，董事梁松未參加本次會議，董事陳武華、獨立董事楊紹家委托董事邵志和表決。經審議，通過以下議案：

一、《關於解聘陳武華總經理職務和解聘梁松副總經理職務的議案》

同意解聘陳武華深圳經濟特區房地產（集團）股份有限公司總經理職務；同意解聘梁松深圳經濟特區房地產（集團）股份有限公司副總經理職務。

二、《關於聘任高級管理人員的議案》

聘任羅坤權爲深圳經濟特區房地產（集團）股份有限公司常務副總經理；聘任沈躍生爲深圳經濟特區房地產（集團）股份有限公司副總經理；聘任羅自超爲深圳經濟特區房地產（集團）股份有限公司副總經理。

因本次董事會涉及聘任和解聘高級管理人員，需獨立董事單獨發表意見。獨立董事宗德純、侯莉穎、李秋生認爲：本次董事會程序合規，總經理陳武華和副總經理梁松不適合擔任原職務，同意董事會予以解聘。羅坤權、沈躍生、羅自超等人符合相關任職資格要求，且適合擔任上市公司高管人員職務，同意董事會予以聘任。

特此公告。

附聘任高管人員簡歷：

羅坤權，男，漢族，1955 年 12 月生，現年 49 歲，廣東省興寧人。1973 年 4 月參加工作，研究生學歷，助理經濟師職稱，無黨派人士，深圳市政協委員。曾任廣東興寧縣釀造機械廠副廠長；廣東興寧縣外商投資企業物資公司經理；深圳市共青工業城實業公司總經理；深圳市深華物業發展公司經理；深圳市深華集團公司副總經理；2002 年 12 月起任本公司副總經理；2005 年 12 月起任本公司常務副總經理。

沈躍生，男，漢族，1959 年 2 月生，現年 46 歲，廣東潮安人。1978 年 3 月參加工作，1982 年 12 月入黨，碩士研究生學歷，高級工程師、高級經濟師職稱。曾任基建工程兵十九團一連技術員；深圳市第三建築工程公司一隊技術員；深圳市東部工程公司工程技術部部長；深圳市東部工程公司副經理；深圳市東部實業股份有限公司總經理兼黨支部書記、董事長：1999 年 5 月至今任本公司副總經理。

羅自超，男，漢族，1960 年 2 月生，現年 45 歲，廣東省南海人。1982 年 2 月參加工作，中共黨員，大學本科學歷，高級工程師職稱。1982 年畢業於華南工學院建築學系。曾任北京中國建築科學研究院助理；深圳市設計裝飾工程公司總助、總經理、黨委副書記；深圳市建築工程總承包公司總經理；深圳市建藝實業股份有限公司董事長；2003 年 7 月至今任本公司副總經理。

深圳經濟特區房地產（集團）股份有限公司

董　事　會

2005 年 12 月 13 日

深圳经济特区房地产(集团)股份有限公司

2005 第三季度报告

§1 重要提示

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。

1.2 没有董事对季度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 董事未出席名单

未出席董事姓名	未出席会议原因	受托人姓名
谢光亮	病假	无
许振汉	出差	无
杨绍家	出差	无

1.4 公司负责人邵志和、主管会计工作负责人陈武华及会计机构负责人陈金才声明:保证季度报告中财务报告的真实、完整。

§2 公司基本情况

2.1 公司基本信息

股票简称	深深房A、深深房B	变更前简称(如有)	
股票代码	000029、200029		
	董事会秘书	证券事务代表	
姓名	陈维	涂志刚	
联系地址	深圳市人民南路深房广场47楼	深圳市人民南路深房广场47楼	
电话	(0755)82293000-4718	(0755)82293000-4715	
传真	82294024	82294024	
电子信箱	spg@163.net	spg@163.net	

2.2 财务资料

2.2.1 主要会计数据及财务指标

单位:(人民币)元

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
总资产	2,651,960,524.86	2,518,992,748.86	5.28%
股东权益(不含少数股东权益)	1,016,948,930.55	1,002,069,397.00	1.48%
每股净资产	1.0052	0.9905	1.48%
调整后的每股净资产	0.9321	0.9281	0.43%
	报告期	年初至报告期期末	本报告期比上年同期增减(%)
经营活动产生的现金流量净额	43,423,186.42	144,347,476.49	183.59%
每股收益	0.0209	0.0053	101.93%
每股收益(注)	0.0209	-	-
净资产收益率	2.08%	0.53%	120.62%
扣除非经常性损益后的净资产收益率	-1.67%	-4.14%	32.66%

非经常性损益项目	金额
投资收益	38,143,125.00
营业外收入	13,457,551.00
营业外支出	-14,887,069.00
合计	38,128,830.27

2.2.2 财务报表

2.2.2.2 本报告期利润及利润分配表

单位:(人民币)元

境内报表

项目	本期		上年同期	
	合并	母公司	合并	母公司
一、主营业务收入	97,621,106.91	21,408,837.98	161,997,360.84	37,050,755.83
减:主营业务成本	78,095,150.46	15,468,458.20	149,441,951.90	35,953,226.98
主营业务税金及附加	3,262,711.13	1,112,206.02	5,223,821.73	2,841,730.54
二、主营业务利润(亏损以"-"号填列)	16,263,245.32	4,828,173.76	7,331,587.21	-1,744,201.69
加:其他业务利润(亏损以"-"号填列)	45,320.90		4,378,675.82	512,081.68
减:营业费用	10,901,519.19	2,311,680.23	5,973,117.72	472,461.66
管理费用	19,236,074.89	8,778,612.78	23,724,876.26	11,174,208.46
财务费用	3,109,055.12	1,656,284.99	9,421,802.81	10,347,317.47
三、营业利润(亏损以"-"号填列)	-16,938,082.98	-7,918,404.24	-27,409,533.76	-23,226,107.60
加:投资收益(亏损以"-"号填列)	38,143,125.45	29,080,843.47	848,628.88	-4,026,358.97
补贴收入				0.00
营业外收入	134,575.51	53,132.00	172,793.86	200.00
减:营业外支出	148,870.69	43,551.50	1,164,996.14	458,863.00
四、利润总额(亏损以"-"号填列)	21,190,747.29	21,172,019.73	-27,553,107.16	-27,711,129.57
减:所得税	244,973.64		938,126.59	
少数股东损益	-226,246.08		-780,104.18	
加:未确认的投资损失本期发生额				
五、净利润(亏损以"-"号填列)	21,172,019.73	21,172,019.73	-27,711,129.57	-27,711,129.57
加:年初未分配利润	-1,053,814,164.31	-1,046,040,335.68	-911,506,411.71	-914,981,003.92
其他转入	-15,778,116.72	-15,778,116.72	-34,649,735.64	-34,649,735.64
六、可供分配的利润	-1,048,420,261.30	-1,040,646,432.67	-973,867,276.92	-977,341,869.13
减:提取法定盈余公积				
提取法定公益金				
提取职工奖励及福利基金				
提取储备基金				
提取企业发展基金				
利润归还投资				
七、可供投资者分配的利润	-1,048,420,261.30	-1,040,646,432.67	-973,867,276.92	-977,341,869.13
减:应付优先股股利				
提取任意盈余公积				
应付普通股股利				
转作资本(或股本)的普通股股利				
八、未分配利润	-1,048,420,261.30	-1,040,646,432.67	-973,867,276.92	-977,341,869.13
利润表(补充资料)				
1.出售、处置部门或被投资单位所得收益				
2.自然灾害发生的损失				
3.会计政策变更增加(或减少)利润总额				
4.会计估计变更增加(或减少)利润总额				
5.债务重组损失				
6.其他				

2.2.2.3 年初到报告期末利润及利润分配表

单位:(人民币)元

境内报表

项目	年初到报告期末		上年同期	
	合并	母公司	合并	母公司
一、主营业务收入	269,669,055.20	82,311,659.45	555,673,441.87	154,996,207.37
减:主营业务成本	206,727,798.13	50,406,705.72	498,343,992.35	138,763,702.34
主营业务税金及附加	10,079,471.56	4,206,746.02	16,871,390.17	8,843,598.67
二、主营业务利润(亏损以"-"号填列)	52,861,785.51	27,698,207.71	40,458,059.35	7,388,906.36
加:其他业务利润(亏损以"-"号填列)	252,268.29		12,788,432.39	512,271.28
减:营业费用	17,152,778.15	5,525,632.05	16,887,072.94	1,198,147.66
管理费用	55,982,457.32	27,769,107.38	70,326,443.87	30,310,352.05
财务费用	22,446,037.11	19,226,957.96	27,764,339.16	28,511,445.38
三、营业利润(亏损以"-"号填列)	-42,467,218.78	-24,823,489.68	-61,731,364.23	-52,118,767.45
加:投资收益(亏损以"-"号填列)	48,491,451.13	30,237,413.13	7,042,510.60	-3,751,224.04
补贴收入			30,000.00	0.00
营业外收入	291,810.56	93,132.06	413,815.46	77,837.16
减:营业外支出	1,300,321.74	113,152.50	7,424,555.34	6,568,710.88
四、利润总额(亏损以"-"号填列)	5,015,721.17	5,393,903.01	-61,669,593.51	-62,360,865.21
减:所得税	608,648.78		1,196,579.39	
少数股东损益	-986,830.62		-505,307.69	
加:未确认的投资损失本期发生额				
五、净利润(亏损以"-"号填列)	5,393,903.01	5,393,903.01	-62,360,865.21	-62,360,865.21
加:年初未分配利润	-1,053,814,164.31	-1,046,040,335.68	-911,506,411.71	-914,981,003.92
其他转入				
六、可供分配的利润	-1,048,420,261.30	-1,040,646,432.67	-973,867,276.92	-977,341,869.13
减:提取法定盈余公积				
提取法定公益金				
提取职工奖励及福利基金				
提取储备基金				
提取企业发展基金				
利润归还投资				
七、可供投资者分配的利润	-1,048,420,261.30	-1,040,646,432.67	-973,867,276.92	-977,341,869.13
减:应付优先股股利				
提取任意盈余公积				
应付普通股股利				
转作资本(或股本)的普通股股利				
八、未分配利润	-1,048,420,261.30	-1,040,646,432.67	-973,867,276.92	-977,341,869.13
利润表(补充资料)				
1.出售、处置部门或被投资单位所得收益				
2.自然灾害发生的损失				
3.会计政策变更增加(或减少)利润总额				
4.会计估计变更增加(或减少)利润总额				
5.债务重组损失				
6.其他				

2.3 报告期末股东总数及前十名流通股股东持股表

报告期末股东总数		99,116
前十名流通股股东持股情况		
股东名称(全称)	期末持有流通股的数量	种类(A、B、H股或其它)
博时裕富证券投资基金	889,153.00	A股
CHU KOON YUK	720,000.00	B股
LAI,KONG SUNG 黎抗生	643,200.00	B股
ORE BURNS(AUSTRALIA) PTY.LIMITED	600,000.00	B股
胡燕芬	600,000.00	B股
SHUM YIP KWAN WING DEVELOPMENT LTD	497,600.00	B股
杨耀初	477,000.00	B股
ABN AMRO BANK NV	435,000.00	B股
朱丽容	397,800.00	B股
马泽琪	392,000.00	B股

§3 管理层讨论与分析

3.1 公司报告期内经营活动总体状况的简要分析

2005年1-9月,公司累计实现主营业务收入26,967万元,比上年同期减少51.47%,减少幅度较大的是房地产销售收入(尚未结转新楼盘销售)和商品销售收入,分别为减幅40.93%和减幅55.5%。报告期内主营业务综合毛利率24.99%,比上年同期增加了16.59个百分点,影响主营业务利润率比上年同期增加121.82个百分点。其中房地产开发、酒店饮食主营业务利润增长幅度较大。报告期实现净利润2117万元,较去年同期有大幅度增长,主要是结转了哈工大诉讼案件的投资收益3668万元,另外,公司加强期间费用管理,管理费用和财务费用比上年同期有大幅的降低。四季度公司将加强碧桐海苑、星湖花园三期、怡泰大厦等楼盘的销售工作,争取2005年全年的主营收入超过去年水平,并实现扭亏为盈。

3.1.1 占主营收入或主营业务利润总额10%以上的主营行业或产品情况

√ 适用 □ 不适用

单位:(人民币)万元

主营业务分行业情况			
	主营业务收入	主营业务成本	毛利率(%)
房地产开发与经营业	1,369.00	1,088.00	20.53%
房地产管理业	1,649.00	1,413.00	14.31%
其他房地产业	1,061.00	462.00	56.46%
装修装饰业	1,717.00	1,464.00	14.74%
商业经纪与代理业	3,209.00	3,187.00	0.69%
其中:关联交易	0.00	0.00	0.00%

3.1.2 公司经营的季节性或周期性特征

□ 适用 √ 不适用

3.1.3 报告期利润构成情况(主营业务利润、其他业务利润、期间费用、投资收益、补贴收入与营业外收支净额在利润总额中所占比例与前一报告期相比的重大变动及原因的说明)

√ 适用 □ 不适用

①报告期主营业务利润占利润总额之比例较前一报告期减少,其主要原因是7-9月份没有新楼盘销售只是销售处理了部份积压的旧楼房。

②报告期期间费用占利润总额之比例较前一报告期减少,主要是利润总额发生较大的变化,报告期内公司已扭亏为盈。

③报告期投资收益比例较前一报告期大幅度增加,主要报告期内公司起诉哈工大案执行完毕,涉及各科目余额对冲后的差额3,668万元,结转投资收益。是使报告期内公司扭亏为盈的主要原因。

④报告期营业外收支净额比前一报告期减少主要是营业外支出比例较前一报告期减少。

3.1.4 主营业务及其结构与前一报告期相比发生重大变化的情况及原因说明

□ 适用 √ 不适用

3.1.5 主营业务盈利能力(毛利率)与前一报告期相比发生重大变化的情况及其原因说明

√ 适用 □ 不适用

报告期投资收益比例较前一报告期大幅度增加,主要报告期内公司起诉哈工大案执行完毕,涉及各科目余额对冲后的差额3,668万元,结转投资收益。是使报告期内公司扭亏为盈的主要原因。

3.2 重大事项及其影响和解决方案的分析说明

□ 适用 √ 不适用

3.3 会计政策、会计估计、合并范围变化以及重大会计差错的情况及原因说明

□ 适用 √ 不适用

3.4 经审计且被出具"非标意见"情况下董事会和监事会出具的相关说明

□ 适用 √ 不适用

3.5 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及原因说明

√ 适用 □ 不适用

由于公司本报告期盈利,加上公司房产销售呈上升趋势,故预测2005年全年业绩较去年有大幅改善,并实现扭亏为盈。

3.6 公司对已披露的年度经营计划或预算的滚动调整情况

□ 适用 √ 不适用

3.7 原非流通股东在股权分置改革过程中做出的特殊承诺及其履行情况

□ 适用 √ 不适用

证券代码:000029、200029　　证券简称:深深房A、深深房B　　公告编号:临2005-20

深圳经济特区房地产(集团)股份有限公司
2005年年度业绩预告公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或者重大遗漏。

一、预计的本期业绩情况

1、业绩预告期间:2005年1月1日至2005年12月31日

2、业绩预告情况:□亏损　□同向大幅上升　□同向大幅下降　√扭亏

鉴于公司2005年三季度实现扭亏为盈,且目前公司房产销售情况呈上升趋势,故预测2005年全年度将实现盈利,但盈利金额尚难以预计。

3、业绩预告修正是否经过注册会计师预审计:□是　√否

二、上年同期业绩

1.净利润: -142,307,752.60元

2.每股收益:-0.1271元

三、其他相关说明

如存在不确定因素可能影响本次业绩预告修正内容的准确性的,本公司将及时公告并对可能造成的影响进行合理分析。

特此公告。

深圳经济特区房地产(集团)股份有限公司

董事会

2005年10月27日

证券代码:000029、200029　　证券简称:深深房A、深深房B　　(公告编号:临2005-19)

深圳经济特区房地产(集团)股份有限公司
2005年三季度业绩预告修正公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或者重大遗漏。

一、预计的本期业绩情况

1、业绩预告期间:2005年1月1日至2005年9月30日

2、业绩预告情况:　□ 亏损　□ 同向大幅上升　□ 同向大幅下降　√扭亏

公司财务快报数据显示:2005年三季度年度公司将扭亏为盈,盈利金额约500万元。

3、业绩预告修正是否经过注册会计师预审计:□ 是　√否

二、上年同期业绩

1.净利润: −62,360,865.21元

2.每股收益:−0.0616元

三、与已经披露的业绩预告(含业绩预告修正)内容的差异

1.已经披露的关于本期业绩的业绩预告见:公司2005年半年度报告

2.已经披露的业绩预告为:由于公司主营业务盈利能力短期内难有大的改善,公司预计2005年三季度仍将出现亏损。

3.造成上述差异的原因为:2005年三季度哈工大诉讼案(详见公司2004年年报、2004年8月16日及2004年10月21日之公告)得以顺利执行,公司相应结转了该项目投资收益,由于该情况未能预见,造成2005年半年度报告中的业绩预告与实际产生差异。

四、无其他相关说明

特此公告。

深圳经济特区房地产(集团)股份有限公司
董　事　会
2005年10月12日

證券簡稱:深深房A、深深房B　　公告編號:臨2005-19
證券代碼:000029、200029

深圳經濟特區房地產(集團)股份有限公司
2005年三季度業績預告修正公告

本公司及董事會全體成員保證公告內容的真實、準確和完整,沒有虛假記載、誤導性陳述或者重大遺漏。

一、預計的本期業績情況

1、業績預告期間:2005年1月1日至2005年9月30日

2、業績預告情況:

□虧損　□同向大幅上升　□同向大幅下降　√扭虧

公司財務快報數據顯示:2005年三季度年度公司將扭虧為盈,盈利金額約500萬元。

3、業績預告修正是否經過註冊會計師預審計:

□是　√否

二、上年同期業績

1、淨利潤: −62,360,865.21元

2、每股收益:−0.0616元

三、與已經披露的業績預告(含業績預告修正)內容的差異

1、已經披露的關於本期業績的業績預告見:公司2005年半年度報告

2、已經披露的業績預告為:由於公司主營業務盈利能力短期內難有大的改善,公司預計2005年三季度仍將出現虧損。

3、造成上述差異的原因為:2005年三季度哈工大訴訟案(詳見公司2004年年報、2004年8月16日及2004年10月21日之公告)得以順利執行,公司相應結轉了該項目投資收益,由於該情況未能預見,造成2005年半年度報告中的業績預告與實際產生差異。

四、無其他相關說明

特此公告。

深圳經濟特區房地產(集團)股份有限公司
董　事　會
2005年10月12日

提單作廢

Exel Consolidation Services Ltd−提單6張

FCR#	S/O#	FCR#	S/O#
USC05180241	TRV#1870	USC05180315	TRV#186
USC05180317	TRV#1868	USC05180316	TRV#186
USC05180146	TRV#1869	USC05180381	TRV#188

特此聲明作廢　　CSBC International Funds Holdings

深圳经济特区房地产(集团)股份有限公司

2005 半年度报告摘要

1.1 本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要摘自半年度报告全文，报告全文同时刊载于http://www.cninfo.com.cn。投资者欲了解详细内容，应当仔细阅读半年度报告全文。

1.2 没有董事对半年度报告内容的真实性、准确性、完整性无法保证或存在异议。

1.3 董事谢光亮和侯莉颖未出席董事会

1.4 本报告期未经审计

1.5 公司负责人邵志和、主管会计工作负责人陈武华及会计机构负责人陈金才声明：保证半年度报告中财务报告的真实、完整。

§2 上市公司基本情况

2.1 基本情况简介

股票简称	深深房A、深深房B	
股票代码	000029、200029	
上市证券交易所	深圳证券交易所	
	董事会秘书	证券事务代表
姓名	陈健	涂志刚
联系地址	深圳市人民南路深房广场47楼	深圳市人民南路深房广场47楼
电话	(0755)82293000-4718	(0755)82293000-4715
传真	82294024	82294024
电子信箱	spg@163.net	spg@163.net

2.2 主要财务数据和指标

2.2.1 主要会计数据和财务指标

单位：(人民币)元

	本报告期末	上年度期末	本报告期末比上年度期末增减(%)
流动资产	2,086,221,953.19	1,913,652,635.35	9.02%
流动负债	1,411,354,885.09	1,345,365,333.81	4.90%
总资产	2,562,486,598.99	2,518,992,748.86	1.73%
股东权益(不含少数股东权益)	986,291,280.28	1,002,069,397.00	-1.57%
每股净资产	0.97	0.99	-2.02%
调整后的每股净资产	0.91	0.93	-2.15%
	报告期(1-6月)	上年同期	本报告期比上年同期增减(%)
净利润	-15,778,116.72	-34,649,735.64	54.46%
扣除非经常性损益后的净利润	-25,132,226.40	-28,661,198.04	12.31%
每股收益	-0.02	-0.03	33.33%
每股收益(注)		-	-
净资产收益率	-1.60%	-3.14%	1.54%
经营活动产生的现金流量净额	100,924,290.07	61,938,781.67	62.94%

2.2.2 非经常性损益项目

√ 适用 □ 不适用

单位：(人民币)元

非经常性损益项目	金额
处置股权损益	10,348,325.68
营业外收入	157,235.05
营业外支出	-1,151,451.05
合计	9,354,109.68

2.2.3 国内外会计准则差异

√ 适用 □ 不适用

单位：(人民币)元

	国内会计准则		境外(国际)会计准则
净利润	-15,778,116.72		-6,150,000.00
差异说明		净利润(千元)	净资产(千元)
	按中国<企业会计准则>	(15,778)	986,291
	转回投资物业的折旧及摊销费用	10,011	104,527
	短期投资市价的调整	(383)	973
	上年费用确认的时间性差异		521
	固定资产成本确认的差异		(202,148)
	冲销购入子公司而导致的商誉		(4,299)
	其他		
	按国际会计准则	(6,150)	885,865

§3 股本变动及股东情况

3.1 股份变动情况表

□ 适用 √ 不适用

3.2 前十名股东、前十名流通股股东持股情况表

报告期末股东总数						101,745
前十名股东持股情况						
股东名称(全称)	报告期内增减	报告期末持股数量	比例(%)	股份类别(已流通或未流通)	质押或冻结的股份数量	股东性质(国有股东或外资股东)
深圳市建设投资控股公司	0.00	743,820,000.00	73.52%	未流通	0.00	国有股东
博时裕富证券投资基金	4,410.00	901,588.00	0.09%	已流通		A股机构股东
CHU KOON YUK	0.00	720,000.00	0.07%	已流通		B股个人股东
LAI,KONG SUNG 黎抗生	56,000.00	643,200.00	0.06%	已流通		B股个人股东
ORE BURNS(AUSTRALIA) PTY.LIMITED	0.00	600,000.00	0.06%	已流通		B股机构股东
胡燕芬	500,000.00	500,000.00	0.05%	已流通		B股个人股东
SHUM YIP KWAN WING DEVELOPMENT LTD	-6,000.00	497,600.00	0.05%	已流通		B股机构股东
汤耀初	0.00	477,000.00	0.05%	已流通		B股个人股东
朱丽容	0.00	397,800.00	0.04%	已流通		B股个人股东
钟玉莲	0.00	370,119.00	0.04%	已流通		B股个人股东

前十名流通股股东持股情况		
股东名称(全称)	期末持有流通股的数量	种类(A、B、H股或其它)
博时裕富证券投资基金	901,588.00	A股
CHU KOON YUK	720,000.00	B股
LAI,KONG SUNG 黎抗生	643,200.00	B股
ORE BURNS(AUSTRALIA)PTY.LIMITED	600,000.00	B股
胡燕芬	500,000.00	B股
SHUM YIP KWAN WING DEVELOPMENT LTD	497,600.00	B股
汤耀初	477,000.00	B股
朱丽容	397,800.00	B股
钟玉莲	370,119.00	B股
张捷和	365,300.00	B股
上述股东关联关系或一致行动关系的说明	未知	

战略投资者或一般法人参与配售新股约定持股期限的说明	
股东名称	约定持股期限
无	无

3.3 控股股东及实际控制人变更情况

□ 适用 √ 不适用

§4 董事、监事和高级管理人员情况

4.1 董事、监事和高级管理人员持股变动

□ 适用 √ 不适用

§5 管理层讨论与分析

5.1 主营业务分行业、产品情况表

单位：(人民币)万元

	主营业务收入	主营业务成本	毛利率(%)	主营业务收入比上年同期增减(%)	主营业务成本比上年同期增减(%)	毛利率比上年同期增减(%)
主营业务分行业情况						
房地产开发与经营业	4,800.23	3,070.55	36.03%	-61.29%	-72.09%	24.74%
房地产管理业	3,910.96	2,932.25	25.02%	-3.92%	-14.11%	-8.89%
其他房地产业	2,103.39	1,261.00	40.05%	-4.66%	21.35%	-12.84%
旅馆业	842.50	755.12	10.37%	22.05%	15.72%	4.90%
装修装饰业	2,651.70	2,347.93	11.46%	-28.15%	-30.97%	3.63%
其他行业	452.52	61.37	86.44%	-0.35%	-28.39%	5.30%
零售业	2,443.49	2,435.04	0.35%	-84.59%	-84.08%	-3.17%
其中：关联交易		50.89			-12.00%	
主营业务分产品情况						
房地产	4,800.23	3,070.55	36.03%	-61.29%	-72.09%	24.74%
其中：关联交易						
关联交易的定价原则	市场化原则工程招标定价					

其中：报告期内上市公司向控股股东及其子公司销售产品和提供劳务的关联交易总金额为0.00万元。

5.2 主营业务分地区情况

单位：(人民币)万元

地区	主营业务收入	主营业务收入比上年同期增减(%)
境内	17,171.59	-56.35%
境外	33.20	2.47%

5.3 对净利润产生重大影响的其他经营业务

□ 适用 √ 不适用

5.4 参股公司经营情况

□ 适用 √ 不适用

5.5 主营业务及其结构与上年度发生重大变化的原因说明

□ 适用 √ 不适用

5.6 主营业务盈利能力(毛利率)与上年度相比发生重大变化的原因说明

√ 适用 □ 不适用

主营业务利润率21.27%比上年同期8.41%增加12.86%，主要是房地产开发业毛利率同比增加，且毛利额占全部毛利的39.84%；物业管理、建筑施工安装、旅游酒店饮食服务等行业的毛利率，同比略有增加；房屋租赁、商贸业的毛利率同比略有减少。总的影响主营业务利润比上年同期增加347.2万元，增加了10.48%

5.7 利润构成与上年度相比发生重大变化的原因分析

√ 适用 □ 不适用

报告期内利润构成变动分析：一、主营业务利润同比变化较小；二、其他业务利润同比减少820.28万元，主要原因是下属深房百货停业待清算本期未合并其会计报表，房租及水电管理费和其他业务收入的减少；三、期间费用6,233万元比上年同期减少1,352万元，其中因合并报表企业减少使期间费用减少598万元，公司加强期间费用管理取得明显的效率使期间费用减少754万元。四、结转转让吉林制药股份有限公司法人股投资收益1,093.7万元。

5.8 募集资金使用情况

5.8.1 募集资金运用

□ 适用 √ 不适用

5.8.2 变更项目情况

□ 适用 √ 不适用

5.9 董事会下半年的经营计划修改计划

□ 适用 √ 不适用

5.10 预测年初至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及说明

√ 适用 □ 不适用

业绩预告情况	√ 亏损 □ 同向大幅上升 □ 同向大幅下降 □ 扭亏
业绩预告的说明(业绩预告的原因、不确定性及其影响的说明。)	由于公司主营业务盈利能力短期内难有大的改善，公司预计下一报告期仍将出现亏损。

5.11 公司管理层对会计师事务所本报告期"非标意见"的说明

□ 适用 √ 不适用

5.12 公司管理层对会计师事务所上年度"非标意见"涉及事项的变化及处理情况的说明

□ 适用 √ 不适用

§6 重要事项

6.1 收购、出售资产及资产重组

6.1.1 收购或置入资产

□ 适用 √ 不适用

6.1.2 出售或置出资产

√ 适用 □ 不适用

单位：(人民币)万元

交易对方	被出售或置出资产	出售日	交易价格	本年初起至出售日该出售资产为上市公司贡献的净利润	出售产生的损益	是否为关联交易	定价原则说明	所涉及的资产产权是否已全部过户	所涉及的债权债务是否已全部转移
深圳市投资控股有限公司	海景大厦部分商品房	2005年5月25日	11,376.00	0.00	0.00	是	参照市场价格协议定价	否	否

6.1.3 自资产重组报告书或收购出售资产公告刊登后，该事项的进展情况及对报告期经营成果与财务状况的影响

□ 适用 √ 不适用

6.2 担保事项

√ 适用 □ 不适用

单位：(人民币)万元

公司对外担保情况(不包括对控股子公司的担保)						
担保对象名称	发生日期(协议签署日)	担保金额	担保类型	担保期	是否履行完毕	是否为关联方担保(是或否)
报告期内担保发生额合计						0.00
报告期内担保余额合计						11,094.15
公司对控股子公司的担保情况						
报告期内对控股子公司担保发生额合计						0.00
报告期末对控股子公司担保余额合计						3,414.00
公司担保总额情况(包括对控股子公司的担保)						
担保总额						14,508.15
担保总额占公司净资产的比例						14.71%
公司违规担保情况						
为控股股东及公司持股50%以下的其他关联方提供担保的金额						0.00
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额						0.00
担保总额超过净资产50%部分的金额						0.00
违规担保总额						0.00

6.3 关联债权债务往来

□ 适用 √ 不适用

6.4 重大诉讼仲裁事项

√ 适用 □ 不适用

1、国兴大厦诉讼案：

1997年3月21日，本公司与保兴房地产开发(深圳)有限公司(以下简称保兴公司)签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，但相关房产产权已登记至保兴公司名下，本公司遂因此提起法律诉讼。经广东省高级人民法院"(2001)粤高法经一初字第7号"民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利息。2003年，此案经二审审理判决维持原判。2004年，本公司已执行回部分款项，截止2005年6月30日，案件尚待进一步执行。依据谨慎性原则，本公司对上述交易未确认收入、成本。

2、哈工大诉讼案：

详见本公司于2004年8月18日及10月21日的在《中国证券报》及《大公报》上发布的公告和本报告财务报告附注七

3、竹园诉讼案：

2001年8月20日，本公司向中国国际经济贸易仲裁委员会申请仲裁，请求裁决深圳市巨邦企业总公司因其提前收回土地使用权所应给本公司的补偿。2002年12月16日，本公司向深圳市中级人民法院起诉，请求深圳竹园企业有限公司返还本公司垫付的竹园公寓工程款人民币3,733万元及利息。2003年度该诉讼经一审判决：竹园企业有限公司应支付本公司3,580万元本金及利息。2004年，由于附注七、(三)所述之事项：2004年6月18日，本公司及新峰企业有限公司与原深圳市商贸投资控股公司签订《股权转让合同》，本公司及新峰企业有限公司将在竹园企业有限公司所拥有的全部投资权益及与竹园企业有限公司之间的所有其他往来权益转让给原深圳市商贸投资控股公司。同日，本公司及新峰企业有限公司与深圳市巨邦企业总公司签订《和解协议书》，基于上述权益的转让，双方同意将上述诉讼予以和解。唯因上述权益转让变更登记尚未完结，上述诉讼撤案手续未最终完成。有关本公司账面资产价值详见附注七、(三)。

4、西安项目诉讼案：

西安新峰物业商贸有限公司(以下简称西安新峰公司)是本公司之全资子公司香港新峰企业有限公司在西安成立的中外合资企业，其中香港新峰企业有限公司以现金出资占股84%，西安市商贸委直属企业西安商贸大厦以土地使用权出资占股16%，主营业务是房地产开发，开发项目为西安商贸大厦。该项目于1995年11月28日开工，由于合作双方在项目经营方针上发生严重分歧，迫使项目在1996年停工，1997年西安市政府决定将西安新峰公司投资项目收回，调整给西安市商贸委下属企业——西安商贸旅游有限责任公司(以下简称商贸旅游公司)。但双方对于投资补偿款发生诉讼，2001年12月19日经陕西省高级人民法院"(2000)陕经一初字第25号"判决书判决：1、商贸旅游公司于判决生效后一个月向西安新峰公司支付补偿款3662万元及其利息，逾期履行时，加倍支付迟延履行期间的债务利息；2、西安市商贸委对上述补偿款的利息承担连带责任。截止2005年6月30日，本公司账面对西安新峰公司债权余额为14,688,763.49元，长期股权投资余额25,473,600.00元，本公司已计提长期投资减值准备21,823,177.57元。

5、汕头新峰大厦诉讼案：

本公司之汕头分公司(以下简称"汕头分公司")于1993年6月23日，与汕头经济特区松山厂房开发有限公司(以下简称"松山公司")签订了《合资开发兴建新峰大厦项目合同书》，1996年5月8日，本公司又与松山公司签订了《关于合资开发新峰大厦项目合同书有关事项实施协议》作为补充协议。此后，该项目因故一直未实际开发，2000年1月20日，本公司与松山公司达成协议，在该项目用地上建设了一个临时肉菜市场，并经营至今。2004年8月16日，松山公司向汕头市中级人民法院起诉汕头分公司，请求：一、解除上述相关合同；二、汕头分公司赔偿其经济损失约751万元；三、汕头分公司将新峰大厦项目及临时肉菜市场的全部政府批准证照及管理权移交给其。汕头分公司于2004年10月15日向汕头市中级人民法院反诉松山公司，请求：一、确认相关合同和协议不具有法律效力；二、判令松山公司返还港币41,774,110.00元、人民币100万元及相应利息。该案件目前尚在审理中。截止2005年6月30日，本公司账面该项长期投资余额69,204,798.99元，已计提减值准备58,547,652.25元。

6、封开水泥公司诉讼案：

本公司之全资子公司香港新峰企业有限公司占90%股权的广东省封开县联峰水泥制造有限公司(以下简称"封开水泥公司")，因持续经营能力存在重大不确定性，无力归还本公司借款，2004年7月8日经广东省深圳市中级人民法院"(2004)深中法民二初字第290号"民事调解书调解：双方确认，截止2004年4月20日，封开水泥公司共欠本公司借款本息计人民币137,648,612.50元。此外，因封开水泥公司欠[illegible]封开县支行(以下简称"封开农行")借款，对方向法院起诉封开水泥公司。2004年6月23日经广东省肇庆市中级人民法院"(2004)肇中民商初字第34号"民事判决书判决：封开水泥公司应清偿农信社本金1,636.8万元、利息11,906,938.70元；2004年6月3日经广东省肇庆市中级人民法院"(2004)肇中民商初字第35号"民事判决书判决：封开水泥公司应清偿封开农行本金600万元，利息4,263,180.00元。因上述诉讼，法院查封了封开水泥公司的绝大部分实物资产(含土地使用权、房屋、设备、部分存货等)。该案目前正在执行阶段。截止2005年6月30日，本公司账面长期股权投资余额为59,354,355.32元，已全额计提减值准备，账面长期债权投资余额为126,302,983.47元，已计提减值准备115,368,211.84元，其他应收款余额7,213,716.27元，已计提坏账准备3,843,003.00元。

6.5 其他重大事项及其影响和解决方案的分析说明

□ 适用 √ 不适用

§7 财务报告

7.1 审计意见

财务报告	√未经审计 □审计

7.2 财务报表

7.2.2 利润及利润分配表

单位：(人民币)元

境内报表

项目	本期		上年同期	
	合并	母公司	合并	母公司
一、主营业务收入	172,047,948.29	60,902,821.47	393,676,081.03	117,945,451.54
减：主营业务成本	128,632,647.67	34,938,247.52	348,902,040.45	102,810,475.36
主营业务税金及附加	6,816,760.43	3,094,540.00	11,647,568.44	6,001,868.13
二、主营业务利润(亏损以"-"号填列)	36,598,540.19	22,870,033.95	33,126,472.14	9,133,108.05
加：其他业务利润(亏损以"-"号填列)	206,947.39		8,409,756.57	189.60
减：营业费用	6,251,258.96	3,213,951.82	10,913,955.22	725,686.00
管理费用	36,746,382.43	18,990,494.60	46,601,567.61	19,136,143.59
财务费用	19,336,981.99	17,570,672.97	18,342,536.35	18,164,127.91
三、营业利润(亏损以"-"号填列)	-25,529,135.80	-16,905,085.44	-34,321,830.47	-28,892,659.85
加：投资收益(亏损以"-"号填列)	10,348,325.68	1,156,569.66	6,193,881.72	275,134.93
补贴收入			30,000.00	
营业外收入	157,235.05	40,000.06	241,021.60	77,637.16
减：营业外支出	1,151,451.05	69,601.00	6,259,559.20	6,109,847.88
四、利润总额(亏损以"-"号填列)	-16,175,026.12	-15,778,116.72	-34,116,486.35	-34,649,735.64
减：所得税	363,675.14		258,452.80	
少数股东损益	-760,584.54		274,796.49	
加：未确认的投资损失本期发生额				
五、净利润(亏损以"-"号填列)	-15,778,116.72	-15,778,116.72	-34,649,735.64	-34,649,735.64
加：年初未分配利润	-1,053,814,164.31	-1,046,040,335.68	-916,588,313.01	-914,981,003.92
其他转入			0.00	
六、可供分配的利润	-1,069,592,281.03	-1,061,818,452.40	-951,238,048.65	-949,630,739.56
减：提取法定盈余公积				
提取法定公益金				
提取职工奖励及福利基金				
提取储备基金				
提取企业发展基金				
利润归还投资				
七、可供投资者分配的利润	-1,069,592,281.03	-1,061,818,452.40	-951,238,048.65	-949,630,739.56
减：应付优先股股利				
提取任意盈余公积				
应付普通股股利				
转作资本(或股本)的普通股股利				
八、未分配利润	-1,069,592,281.03	-1,061,818,452.40	-951,238,048.65	-949,630,739.56
利润表(补充资料)				
1.出售、处置部门或被投资单位所得收益				
2.自然灾害发生的损失				
3.会计政策变更增加(或减少)利润总额				
4.会计估计变更增加(或减少)利润总额				
5.债务重组损失				
6.其他				

7.3 报表附注

7.3.1 如果出现会计政策、会计估计变更或会计差错更正的，说明有关内容、原因及影响数。

□ 适用 √ 不适用

7.3.2 如果财务报表合并范围发生重大变化的，说明原因及影响数。

□ 适用 √ 不适用

7.3.3 如果被出具非标准无保留意见，列示涉及事项的有关附注。

□ 适用 √ 不适用

证券代码：000029、200029 证券简称：深深房A、深深房B

(公告编号：临2005-18)

深圳经济特区房地产(集团)股份有限公司董事会决议公告

本公司董事会于2005年8月22日召开会议，应出席董事10人，实到 8 人。会议经审议通过以下议案：

《公司2005年半年度报告及摘要》

特此公告。

深圳经济特区房地产(集团)股份有限公司

董 事 会

2005年8月24日



证券代码：000029、200029　　证券简称：深深房A、深深房B

（公告编号：临2005－21）

深圳经济特区房地产（集团）股份有限公司关于国有股转让事宜进展情况的提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

本公司于2005年11月28日收到深圳市投资控股有限公司转发的“关于同意深圳市投资控股有限公司公告深圳经济特区房地产（集团）股份有限公司收购报告书并豁免其要约收购义务的批复”（证监公司[2005]116号），现将批复主要内容公告如下：

一、中国证监会对深圳市投资控股有限公司公告《深圳经济特区房地产（集团）股份有限公司收购报告书》全文无异议。

二、中国证监会同意豁免深圳市投资控股有限公司因持有深圳经济特区房地产（集团）股份有限公司74382万股股份而应履行的要约收购义务。

另外，根据中国证监会等五部委联合发布的《关于上市公司股权分置改革的指导意见》第10条规定的要求，深圳市投资控股有限公司就本公司股权分置改革事项承诺如下：

深圳市投资控股有限公司此次受让深圳经济特区房地产（集团）股份有限公司国有股，将对该上市公司股权分置改革作出安排，我公司将自《深圳经济特区房地产（集团）股份有限公司收购报告书》公布之日起90天内，聘请保荐机构协助制定和向深圳证券交易所提交正式的股权分置改革方案，并委托上市公司董事会召集相关股东会议审议股权分置改革方案。

特此公告。

深圳经济特区房地产（集团）股份有限公司董事会
2005年11月30日

深圳经济特区房地产（集团）股份有限公司收购报告书

上市公司名称：　深圳经济特区房地产（集团）股份有限公司
上市地点：　深圳证券交易所
股票简称：　深深房A　深深房B
股票代码：　000029　200029
收购人名称：　深圳市投资控股有限公司
收购人住所：　深圳市福田中心区深南大道投资大厦
通讯地址：　深圳市福田中心区深南大道投资大厦
联系电话：　0755－83883906
联系人：　陈白娴
报告书签署日期：2005年8月16日

收购人声明

一、本报告书系深圳市投资控股有限公司依据《中华人民共和国证券法》、《上市公司收购管理办法》、《公开发行证券的公司信息披露内容与格式准则第16号—上市公司收购报告书》及其他相关法律、法规及部门规章的有关规定编写。

二、依据《中华人民共和国证券法》、《上市公司收购管理办法》的规定，本报告书已全面披露了本收购人（包括股份持有人、股份控制人以及一致行动人）所持有、控制的深圳经济特区房地产（集团）股份有限公司有限公司股份。

截至本报告书签署之日，除本报告书披露的持股信息外，本收购人没有通过任何其他方式持有、控制深圳经济特区房地产（集团）股份有限公司股份。

三、本收购人签署本报告书已获得必要的授权和批准，其履行亦不违反收购人章程或内部规则中的任何条款，或与之相冲突。

四、本次收购已经国务院国有资产监督管理委员会批复，尚需中国证券监督管理委员会审核无异议；本次收购已触发全面要约收购义务，亦须经中国证监会批准，豁免本收购人全面要约收购之义务。

五、本次收购是根据本报告书所载明的资料进行的。除本收购人和所聘请的专业机构外，没有委托或者授权任何其他人提供未在本报告书中列载的信息和本报告书做出任何解释或者说明。

第一节　释义

除非特别说明，以下简称在本报告中有如下特定意义：

收购人、本公司	指深圳市投资控股有限公司
建设控股	指深圳市建设投资控股公司
深房集团、上市公司	指深圳经济特区房地产（集团）股份有限公司
本次收购、本次国有股权行政划转	指根据国资委的批复，将建设控股公司持有的深房集团国有法人股743,820,000股无偿划转到深圳市投资控股有限公司的事项
本报告书	指深房集团收购报告书
中国证监会	指中国证券监督管理委员会
国资委	指国务院国有资产监督管理委员会
元	指人民币元

第二节　收购人介绍

一、收购人基本情况

名称　：深圳市投资控股有限公司
注册地　：深圳市
注册资本　：400000万元
营业执照注册号码：4403011155595
企业法人组织机构代码：76756642－1
企业类型　：有限责任公司（国有独资）
主要经营范围　：1、为市属国有企业提供担保；2、对市国资委直接监管企业之外的国有股权进行管理；3、对所属企业进行资产重组、改制和资本运作；4、投资；5、市国资委授权的其他业务。
经营期限　：自2004年10月13日至2054年10月13日
国税登记证号码：无
地税登记证号码：440304767566421
股东名称　：深圳市人民政府国有资产监督管理委员会
通讯地址　：深圳市福田中心区深南大道投资大厦
邮政编码　：518048
联系人　：陈白娴
联系电话　：0755－83883906

二、收购人相关产权及控制关系

（一）收购人相关产权及控制关系

收购人的股东为深圳市人民政府国有资产监督管理委员会，持有收购人100%股权，为收购人的实际控制人，对收购人履行出资人职责并直接监督管理。

除此以外，收购人不存在其他控制关系。

收购人产权及控制关系如下图所示：

深圳市人民政府国有资产监督管理委员会
100%
深圳市投资控股有限公司

（二）收购人的主要控制关系

深圳市大洋进出口公司，注册资本3330万元，收购人持100%的股份，主营业务为进出口商品、副食品、农副土产品、种苗、粮油食品、饲料、饮料、食品罐头、陶瓷、纺织品、百货。

深圳市深投物业管理有限公司，注册资本990万元，收购人持90%的股份，主营业务为自有物业管理、国内商业、物资供销业（不含专营、专卖、专控商品）。

深圳市大工业区投资发展有限公司，注册资本2500万元，收购人持60%的股份，主营业务为土地开发及房地产经营、投资兴办实业（具体项目另报）。

深圳市深南石油（集团）有限公司，注册资本22122.65万元，收购人持20.10%的股份，主营业务为经营国内商业、物资供销业。

深圳市海吉星渔港实业有限公司，注册资本3000万元，收购人持92.20%的股份，主营业务为：水产品的批发、零售、加工、冷藏；渔需物资销售；国内商业、物资供销业；进出口业务；润滑油、五金、烟酒的购销；开办管理蛇口水产品批发交易市场。

深圳市通产实业有限公司，注册资本19000万元，收购人持97.37%的股份，主营业务为投资兴办实业、国内商业、物资供销业。

深圳市南油开发建设有限公司，注册资本1000万元，收购人持100%的股份，主营业务为：承接国内外工业与民用建筑工程、水电安装、装饰工程、冷气工程、大型土石方工程、基础工程、金属结构和铝制品制作安装工程及采石场，施工和园林绿化，在深圳市内承担工业与民用建筑项目及其土石方工程的施工总承包业务，房地产租赁、在合法取得土地使用权的地块上从事房地产开发、项目投资。

深圳市旅游（集团）公司，注册资本6065万元，收购人持有100%的股份，主营业务为入境旅游业务；国内旅游业务；特许经营中国公民自费出国旅游业务；旅游运输服务，旅业和饮食业；国内商业、物资供销业；在合法取得土地使用权范围内从事房地产开发经营业务。

深圳市城市建设开发（集团）公司，注册资本66800万元，收购人持有100%的股份，主营业务为市政建设、房地产开发及商品房租赁、销售、维修、管理。

深圳市特发集团有限公司，注册资本158282万元，收购人持有43.30%的股份，主营业务为房地产开发经营、国内商业、物资供销业、经济信息咨询、经营进出口业务、工业交通运输、旅游业、金融信托、发行有价证券。

深圳市航运总公司，注册资本2416万元，收购人持有100%的股份，主营业务为内河、沿海、远洋船舶客货运输及水陆联运、仓储、港口装卸、船舶外轮物资供应、进出口业务。

三、收购人最近五年是否受过处罚情况

在最近五年内，收购人未有受行政处罚、刑事处罚、或者涉及与经营纠纷有关的重大民事诉讼或者仲裁的情况。

四、收购人高级管理人员的基本情况

姓名	职务	国籍	长期居住地	其他国家或地区居留权
陈洪博	董事长、书记	中国	深圳	无
郝永刚	副书记、总经理	中国	深圳	无
冯裕林	监事会主席	中国	深圳	无
谭壬辰	党委副书记、纪委书记	中国	深圳	无
谢先亮	副总经理	中国	深圳	无
李敢	副总经理	中国	深圳	无
胡泽恩	副总经理	中国	深圳	无

上述董事、监事、高级管理人员在最近五年内均没有受到行政处罚、刑事处罚或者涉及与经济纠纷有关的重大民事诉讼或者仲裁的情况。

五、收购人持有、控制其他上市公司5%以上的发行在外的股份情况

截至本报告书签署之日，收购人未持有、控制任何其他上市公司5%以上发行在外的股份。

六、本次国有股权行政划转前，深房集团股权结构示意图

深圳市建设投资控股公司
人民币普通股
境内上市外资股
73.52%
14.61%
11.86%
深圳经济特区房地产（集团）股份有限公司

第三节　收购人持股情况及本次收购基本情况

一、收购人持有、控制深房集团股份的情况

截至本报告书签署之日，本公司未持有深房集团股份。本公司不对被收购公司其他股份表决权的行使产生任何影响。

二、本次国有股权行政划转的有关情况

（一）收购的基本情况

因建设控股公司与深圳市投资管理公司及深圳市商贸投资控股公司合并为本公司，根据国资委国资产权[2005] 689号文的批复，建设控股公司持有的深房集团国有法人股743,820,000（占总股本的73.52%）行政划转至本公司。

本次国有股权行政划转完成后，本公司将持有深房集团743,820,000股（占总股本的73.52%），成为深房集团第一大股东。建设控股公司不再持有深房集团的股份。本次划转之股份性质仍为国有法人股。

本次国有股权行政划转后，深房集团股权结构示意图如下：

深圳市人民政府国有资产监督管理委员会
100%
深圳市投资控股有限公司
人民币普通股
境内上市外资股
73.52%
14.61%
11.86%
深房集团

（二）收购方式

本次收购是根据国资委国资产权[2005] 689号文批准，通过行政划转而进行上市公司股份收购的。

（三）收购内容

1、股份划出方：深圳市建设投资控股公司
2、股份划入方：深圳市投资控股有限公司
3、划转股份的数量：743,820,000股
4、划转股份的比例：占上市公司股权比例73.52%
5、划转股份的性质：发起人国家股
6、批准划转的日期：2005年 7月11 日
7、批准划转的机构：国务院国有资产监督管理委员会
8、批准划转的文号：国资产权[2005]689号

三、本次国有股权行政划转的其他情况

1、本次深房集团国有股权行政划转行为不存在附加特殊条件、不存在补充协议或其他安排。

2、截至本收购报告书签署之日，本次行政划转的深房集团国有法人股743,820,000股不存在任何权利限制，包括但不限于质押、托管或冻结等。

3、本次国有股权行政划转后，深房集团的第一大股东变更为深圳市投资控股有限公司，实际控制人为深圳市人民政府国有资产管理委员会。

四、收购的批准

本次收购已经获得国务院国有资产监督管理委员会审核批准，尚需取得中国证监会审核本收购报告书无异议；由于本次国有股权行政划转的股份总额超过深房集团已发行股份的百分之三十，触发全面要约收购义务，尚须获得中国证监会批准，豁免本次股权收购触发的要约收购义务。

第四节　收购人前六个月内买卖挂牌交易股份的情况

一、在提交本报告书之日前六个月内，收购人没有买卖深房集团挂牌交易股份的行为。

二、收购人的董事、监事、高级管理人员及其直系亲属在提交本报告书之日前六个月内没有持有或买卖深房集团交易股份的行为。

第五节　收购人与上市公司之间的重大交易

一、在本报告书签署日前二十四个月内，收购人以及收购人的董事、监事、高级管理人员未与深房集团、深房集团的关联方以及深房集团的董事、监事、高级管理人员发生过任何需披露的交易。

二、截至本报告书签署之日，收购人没有更换深房集团董事、监事、高级管理人员的计划，不存在对上述人员进行补偿或者其他类似安排的情况。

三、在本报告书签署日前二十四个月内，收购人不存在有对深房集团有重大影响的其他正在签署或者谈判的合同、默契或者安排。

第六节　资金来源

本次收购方式为行政划转方式，不需向出让方建设控股公司支付资金。

第七节　后续计划

一、收购人继续持有或处置深房集团股份的计划

截至本报告书签署之日，收购人没有继续增持或处置深房集团股份的计划。

二、收购人对上市公司主营业务改变或调整的计划

本次国有股权行政划转完成，收购人将持有深房集团的股份比例达到73.52%，成为上市公司第一大股东。收购人将按照有利于上市公司可持续发展、有利于全体股东利益的原则，保持上市公司正常生产经营活动不受影响，不对深房集团的主营业务进行重大调整或改变。

三、上市公司资产处置计划

截至本报告书签署之日，收购人没有对深房集团的重大资产、负债进行处置或者采取其他类似的重大决策的计划。

四、上市公司董事会、高管人员的调整计划

截至本报告书签署之日，收购人没有对深房集团董事会、高管人员的调整计划。

收购人与深房集团其他股东之间就董事、高级管理人员的任免不存在任何合同或者默契。

五、上市公司组织结构的调整计划

截至本报告书签署之日，收购人没有对上市公司组织结构进行调整的计划。

六、上市公司章程的修改

本次收购完成后，除因股东及股权结构变动所需对深房集团的章程进行相应修改外，本公司并没有对深房集团的章程进行其他修改的计划。

七、与其他股东之间的合同或者安排

截至本报告书签署之日，收购人与其他股东之间就上市公司其他股份、资产、负债或者业务不存在任何合同或者安排。

八、其他对上市公司有重大影响的计划

截至本报告书签署之日，除上述安排外，收购人没有其他对上市公司有重大影响的计划。

第八节　对上市公司的影响分析

一、本次收购对上市公司独立性的影响

本次收购完成后，深房集团之实际控制人没有发生变化。本次收购对上市公司的人员独立、资产完整、财务独立不产生影响。深房集团仍将具有独立的经营能力和经营场所，在采购、生产、销售、知识产权等方面保持独立。本收购人除依法行使股东权利外，不对上市公司的正常经营活动进行干涉，充分尊重上市公司独立经营、自主决策，不利用控股股东的地位损害深房集团小股东的利益。

二、本次收购完成后，收购人与上市公司的持续关联交易情况

截至本收购报告书签署之日，本收购人与深房集团不存在持续的关联交易情况。本收购人与深房集团之间已经发生的关联交易均已按照有关法律法规和深房集团章程办理。

对今后可能发生的关联交易，本收购人将严格按照有关法律法规和深房集团章程的规定办理。

深房集团的经营运作对收购人及其关联企业不存在任何依赖性。

三、本次收购完成后，收购人和上市公司的同业竞争情况

本收购人的经营范围是：1、为市属国有企业提供担保；2、对市国资委直接监管企业之外的国有股权进行管理；3、对所属企业进行资产重组、改制和资本运作；4、投资；5、市国资委授权的其他业务。

上市公司的主营业务是房地产开发和经营。在经营范围上不存在同业竞争。

第九节　收购人的财务资料

2004年9月，根据深圳市委市政府关于国有资产管理体制工作的总体部署，深圳市决定将深圳市投资管理公司与深圳市其他两家资产经营公司（市建设投资控股公司、市商贸投资控股公司）重组合并，组建深圳市投资控股有限公司，原投资公司债权债务由本公司承接。2004年10月13日，本公司正式成立。股东为深圳市人民政府国有资产监督管理委员会，持有收购人100%股权，为收购人的实际控制人。

本公司及其附属机构（非法人独立核算单位）的会计制度执行中华人民共和国《企业会计准则》和《企业会计制度》及其补充规定。具体采用的会计制度、会计政策、及本公司财务会计资料见附件。

附件一：深圳市投资控股有限公司会计政策和会计评估
附件二：深圳市投资控股有限公司会计科目
附件三：深圳市投资控股有限公司2004年度12月份《合并会计报表》

第十节　其他重大事项

截至本报告书签署之日，除前述披露事项外，收购人无与本次国有股权行政划转相关的其他应披露的重大事项。

第十一节　声明与签署

深圳市投资控股有限公司及其法定代表人声明

本人（以及本人所代表的机构）承诺本报告书及其摘要不存在虚假记载、误导性陈述或重大遗漏，并对其真实性、准确性、完整性承担个别和连带的法律责任。

深圳市投资控股有限公司
法定代表人：陈洪博
2005年8月16日

第十二节　备查文件

一、备查文件

1、深圳市投资控股有限公司工商营业执照、机构代码证和税务登记证；
2、深圳市国资委《关于深圳市属上市公司国有股权划转问题的请示》；
3、深圳市人民政府《关于深圳市上市公司国有股权划转的批复》；
4、国务院国有资产监督管理委员会《关于深圳市农产品股份有限公司等18家上市公司国有股划转的批复》；
5、深圳市投资控股有限公司高级管理人员名单及其身份证明；
6、深圳市投资控股有限公司及其高级管理人员和直系亲属持有或买卖深房集团股份的相关证明；
7、深圳市建设投资控股公司持有深房集团的股权权属证明。

二、备查地点

本收购报告书和备查文件置于以下地点，供投资者查阅：

1、深圳经济特区房地产（集团）股份有限公司；
2、深圳证券交易所。

深圳市投资控股有限公司
2005年8月16日